As filed with the Securities and Exchange Commission on October 29, 2004

FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT

of the

Nordic Investment Bank
(Name of Registrant)

Date of end of last fiscal year: December 31, 2003

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issues	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Jon A. Solheim
Nordic Executive Director’s Office
International Monetary Fund
700 19th Street, N.W.
Washington, D.C. 20431

Copies to:

Ward A. Greenberg
Cleary, Gottlieb, Steen & Hamilton
Main Tower, Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

* The registrant is filing this annual report on a voluntary basis.

FORWARD LOOKING STATEMENTS

     Certain of the statements contained in this Annual Report on Form 18-K may be statements of future expectations and other forward-looking statements that are based on management’s views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements, which are forward-looking by reason of context, the words “may, will, should, plans, intends, anticipates, believes, estimates, potential, or continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, general economic conditions, including in particular economic conditions and markets, performance of financial markets, interest rates, currency exchange rates, changing levels of competition, changes in laws and regulations, changes in the policies of central banks and/or foreign governments, and general competitive factors, in each case on a local, regional, national and/or global basis. NIB assumes no obligation to update any forward-looking information contained in this Annual Report on Form 18-K.

EXPLANATORY NOTE

     This annual report is filed by Nordic Investment Bank (“NIB” or the “Bank”), an international financial institution established by the Agreement Regarding the Establishment of Nordiska Investeringsbanken (the “Agreement”), an international agreement signed on December 4, 1975, by the Kingdom of Denmark, the Republic of Finland, the Republic of Iceland, the Kingdom of Norway and the Kingdom of Sweden (the “Member Countries” or the “Nordic countries”). On October 23, 1998, the Nordic countries entered into a novation of the Establishing Agreement (the “1998 Agreement”). The 1998 Agreement came into force on July 18, 1999, and the Establishing Agreement ceased to be effective on the same date. NIB is governed by the provisions of the 1998 Agreement and the NIB Statutes, as amended. The principal of and premium, if any, and interest on all debt securities issued by NIB prior to July 18, 1999 continue to be valid obligations of NIB under the 1998 Agreement.

     In this annual report, references to “Euro”, “EUR” or “€” are to the legal currency of the twelve member states of the European Union participating in the European Monetary Union (“EMU”) and references to “dollars”, “U.S. dollars”, “$” or “U.S.$” are to the currency of the United States of America. References to “ECU” are to European currency units, which were replaced with the establishment of the Euro within the member states of the EMU on January 1, 1999.

2

FORM 18-K

ITEM 1.	In respect of each issue of securities of the registrant registered, a brief statement as to:
(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

.... None.

(b)	The title and material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

.... None.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

.... None.

ITEM 2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:
(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

.... Not applicable.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

.... See Exhibit I.

ITEM 3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

.... See Exhibit I.

3

ITEM 4.	(a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

	(1)	Total amount held by or for the account of the registrant.

.... None.

	(2)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

.... Impracticable to furnish this information.

	(3)	Total amount otherwise outstanding.

.... None.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

.... Not applicable.

ITEM 5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:
(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

.... Not applicable.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

.... See Exhibit II.

ITEM 6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

.... See Exhibit III.

ITEM 7.	(a)	If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

.... None.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

.... None.

ITEM 8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Inasmuch as the registrant is not a national government, Item 8 is not applicable.

4

ITEM 9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Inasmuch as the registrant is not a national government, Item 9 is not applicable.

ITEM 10.	The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

Inasmuch as the registrant is not a national government, Item 10 is not applicable.

5

EXHIBITS

The following exhibits should be filed as part of the annual report:

(a)	Copies of any amendments or modifications, other than such as have been previously filed, to all exhibits previously filed other than annual budgets. If such amendments or modifications are not in the English language, there should be furnished in addition a translation into English if the original exhibit was translated into English.

See Exhibit VI.

(b)	A copy of any law, decree, or administrative document outlined in answer to Item 1(b). If such law, decree, or document is not in the English language, there should be furnished in addition thereto a translation thereof into English.

.... Not applicable.

(c)	A copy of the latest annual budget of the registrant, if not previously filed, as presented to its legislative body. This document need not be translated into English.

.... Not applicable.

The registrant may file such other exhibits as it may desire, marking them so as to indicate clearly the items to which they refer.

This annual report comprises:

(a)	Pages numbered 1 to 6 consecutively, and insert pages numbered (none).

(b)	The following exhibits:

.... Schedule of Funded Debt at December 31, 2003 (Exhibit I)

.... Schedule of External Floating Indebtedness at December 31, 2003 (Exhibit II)

.... Financial Statements for the fiscal year ended December 31, 2003 (Exhibit III)

.... Description of the Registrant (Exhibit IV)

.... Schedule of Funded Debt at April 30, 2004 (Exhibit V)

… Statutes of Nordic Investment Bank amended as of July 1, 2004 (Exhibit VI)

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof, and the amendments to such Instructions.

6

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Nordic Investment Bank, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Helsinki, Finland on the 28th day of October, 2004.

By:	/s/ Jón Sigurðsson

Jón Sigurðsson President

7

EXHIBIT I

NORDIC INVESTMENT BANK

Summary Schedule of Funded Debt

Outstanding at December 31, 2003
				Initial amount		Aggregate principal amount outstanding at December 31, 2003

Currency	Issues	Interest %	Maturities	In currency of borrowing	In equivalent of USD	In equivalent of USD	*

				(in thousands)	(in thousands)	(in thousands)

US dollars	46	0.000 – 7.500	2005-2033	4,933,672	4,933,672	4,842,636
Japanese yen	117	0.000 – 5.240	2004-2033	248,367,600	2,322,757	2,322,757		*
Pound sterling	10	0.000 – 5.750	2004-2032	1,165,350	2,088,291	3,021,283		*
EUR	23	0.000 – 10.120	2004-2021	1,128,344	1,425,091	1,181,990		*
Swedish kronor	8	0.000 – 7.000	2004-2008	5,550,000	771,988	827,627
Norwegian kroner	9	5.000 – 7.100	2004-2007	3,400,000	510,358	510,358
Danish kroner	2	5.500 – 10.250	2004-2008	1,150,000	195,091	195,091
Australian dollars	9	0.5000 – 5.740	2005-2009	906,000	681,039	649,317
Canadian dollars	2	3.500 – 3.950	2004-2010	110,000	85,580	85,580
Swiss francs	1	6.125	Perp.	200,000	162,142	16,040
Hong Kong dollar	17	0.000 – 10.500	2004-2017	5,224,584	672,996	676,106
Czech koruna	1	13.875	2004	500,000	19,485	19,485
South African rand	6	0.000 – 13.5000	2005-2027	610,000	92,515	107,793
Taiwan dollars	13	2.210 – 3.650	2004-2010	24,500,000	722,577	722,577
Polish zloty	3	5.500 – 15.500	2004-2022	270,000	72,526	59,095
Estonian kroon	1	7.500	2004	50,000	4,036	4,036
Singapore dollars	2	4.125 – 4.750	2004-2009	350,000	206,084	206,084
Slovakian koruna	1	8.400	2007	1,000,000	30,678	30,678
Icelandic kronur	1	4.750	2017	3,000,000	42,354	40,647
New Zealand dollars	2	4.450 – 6.000	2006-2008	173,000	113,542	113,542
Latvian lats	1	4.250	2007	5,000	9,390	9,390

TOTAL						15,642,112

* Includes a floating rate issue.

1

NORDIC INVESTMENT BANK

Schedule of Annual Amortization of Funded Debt
Aggregate Principal Amount Outstanding at December 31, 2003 (in millions of euro)

Currency	2004	2005	2006	2007	2008	After 2008	Total

US dollars		158.4	897.1	79.2	1,291.5	1,408.0	3,834.2
Japanese yen	214.4	37.0	59.2	334.8		1,193.7	1,839.1
Pound sterling	584.5			29.8	402.4	1,375.4	2,392.1
EUR	98.6	66.8	132.3	106.7	141.5	390.0	935.9
Swedish kronor	55.1		374.4	165.2	60.6	0.0	655.3
Norwegian kroner	118.9	71.3	106.9	107.0		0.0	404.1
Danish kroner	53.7				100.8	0.0	154.5
Swiss francs						12.7	12.7
Australian dollars		38.7	54.6	38.7	335.7	46.4	514.1
Canadian dollars	30.8					37.0	67.8
Hong Kong dollar	102.0	163.2	13.3	127.5	37.0	92.3	535.3
Czech koruna	15.4					0.0	15.4
New Taiwan dollars	116.8	23.4	109.8	23.4	135.4	163.3	572.1
South African rand		12.0	12.0	9.7		51.6	85.3
Polish zloty	10.6					36.2	46.8
Estonian kroon	3.2					0.0	3.2
Singapore dollars	93.2					70.0	163.2
Slovakian koruna				24.3		0.0	24.3
Icelandic kronur	2.3	2.3	2.3	2.3	2.3	20.7	32.2
New Zealand dollars			37.9		52.0	0.0	89.9
Latvian lats				7.4		0.0	7.4

TOTAL	1,499.5	573.1	1,799.8	1,056.0	2,559.2	4,897.3	12,384.9

2

NORDIC INVESTMENT BANK

Schedule of Funded Debt, December 31, 2003 (in thousands)

			Initial amount		Aggregate principal amount outstanding at December 31, 2003

Currency	Interest %	Issue Date/Maturity	In currency of borrowing	In equivalent of USD	In currency of borrowing	In equivalent of USD *

US dollars	7.5000	1995-2005	200,000	200,000	200,000	200,000
US dollars	5.8750	1998-2008	500,000	500,000	500,000	500,000
US dollars	5.8750	1999-2008	150,000	150,000	100,647	100,647
US dollars	5.4000	1999-2009	100,000	100,000	100,000	100,000
US dollars	5.7000	2001-2007	100,000	100,000	100,000	100,000
US dollars	5.4600	2001-2008	56,000	56,000	30,500	30,500
US dollars	6.2300	2002-2022	20,000	20,000	20,000	20,000
US dollars	6.2100	2002-2022	20,000	20,000	20,000	20,000
US dollars	6.1850	2002-2022	20,000	20,000	20,000	20,000
US dollars	6.2500	2002-2022	20,000	20,000	20,000	20,000
US dollars	0.0000	2002-2022	19,798	19,798	21,133	21,133	**
US dollars	4.5500	2002-2006	103,000	103,000	103,000	103,000
US dollars	3.6500	2002-2006	50,000	50,000	30,000	30,000
US dollars	6.6800	2002-2032	25,007	25,007	26,677	26,677	**
US dollars	0.5000	2002-2012	142,000	142,000	142,000	142,000
US dollars	6.6000	2002-2032	12,303	12,303	13,115	13,115	**
US dollars	2.7500	2002-2006	1,000,000	1,000,000	1,000,000	1,000,000
US dollars	0.5000	2002-2012	196,000	196,000	196,000	196,000
US dollars	3.7700	2002-2009	100,000	100,000	100,000	100,000
US dollars	0.5000	2003-2013	48,000	48,000	48,000	48,000
US dollars	2.3000	2003-2013	5,000	5,000	5,000	5,000
US dollars	0.0000	2003-2033	20,000	20,000	20,000	20,000	**
US dollars	0.5000	2003-2013	62,000	62,000	62,000	62,000	**
US dollars	0.0000	2003-2033	20,000	20,000	20,000	20,000	**
US dollars	0.0000	2003-2033	25,000	25,000	25,000	25,000	**
US dollars	0.0000	2003-2028	19,307	19,307	19,307	19,307	**
US dollars	3.1250	2003-2008	1,000,000	1,000,000	1,000,000	1,000,000
US dollars	0.0000	2003-2023	19,866	19,866	19,866	19,866	**
US dollars	0.0000	2003-2024	28,386	28,386	28,386	28,386	**
US dollars	0.0000	2003-2028	24,426	24,426	24,426	24,426	**
US dollars	0.0000	2003-2033	20,000	20,000	20,000	20,000	**
US dollars	0.0000	2003-2033	11,400	11,400	11,400	11,400	**
US dollars	0.0000	2003-2033	19,238	19,238	19,238	19,238	**
US dollars	0.0000	2003-2030	21,766	21,766	21,766	21,766	**
US dollars	0.0000	2003-2033	20,000	20,000	20,000	20,000	**
US dollars	0.0000	2003-2033	20,000	20,000	20,000	20,000	**
US dollars	0.0000	2003-2025	20,175	20,175	20,175	20,175	**
US dollars	0.0000	2003-2033	30,000	30,000	30,000	30,000	**
US dollars	0.0000	2003-2033	100,000	100,000	100,000	100,000	**
US dollars	0.0000	2003-2033	50,000	50,000	50,000	50,000	**
US dollars	0.0000	2003-2033	100,000	100,000	100,000	100,000	**
US dollars	0.5000	2003-2014	150,000	150,000	150,000	150,000
US dollars	4.0000	2003-2009	40,000	40,000	40,000	40,000
US dollars	0.0000	2003-2033	25,000	25,000	25,000	25,000	**
US dollars	3.8800	2003-2009	100,000	100,000	100,000	100,000
US dollars	0.0000	2003-2033	100,000	100,000	100,000	100,000	**

3

			Initial amount		Aggregate principal amount outstanding at December 31, 2003

Currency	Interest %	Issue Date/Maturity	In currency of borrowing	In equivalent of USD	In currency of borrowing	In equivalent of USD *

Japanese yen	3.5000	1994-2004	5,000,000	46,760	5,000,000	46,760
Japanese yen	4.7200	1994-2004	5,000,000	46,760	5,000,000	46,760
Japanese yen	4.5000	1994-2004	5,000,000	46,760	5,000,000	46,760
Japanese yen	4.4000	1994-2004	3,000,000	28,056	3,000,000	28,056
Japanese yen	5.7000	1994-2004	10,000,000	93,521	10,000,000	93,521
Japanese yen	3.0450	1995-2007	5,000,000	46,760	5,000,000	46,760
Japanese yen	0.0000	1995-2010	2,000,000	18,704	2,000,000	18,704
Japanese yen	4.0000	1995-2005	5,000,000	46,760	5,000,000	46,760
Japanese yen	3.1600	1996-2006	5,000,000	46,760	5,000,000	46,760
Japanese yen	Fixed	1996-2006	3,000,000	28,056	3,000,000	28,056
Japanese yen	3.0200	1997-2007	9,588,000	89,668	9,588,000	89,668
Japanese yen	Floating	1997-2007	2,000,000	18,704	2,000,000	18,704
Japanese yen	3.2000	1997-2007	9,270,000	86,694	9,270,000	86,694
Japanese yen	3.0800	1997-2007	9,450,000	88,377	9,450,000	88,377
Japanese yen	3.1000	1997-2007	9,909,600	92,675	9,909,600	92,675
Japanese yen	5.2400	1997-2022	5,000,000	46,760	5,000,000	46,760
Japanese yen	Floating	1998-2013	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	1998-2018	2,000,000	18,704	2,000,000	18,704
Japanese yen	Floating	1998-2028	4,000,000	37,408	4,000,000	37,408
Japanese yen	Floating	1999-2014	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	1999-2019	500,000	4,676	500,000	4,676
Japanese yen	Floating	1999-2017	4,000,000	37,408	4,000,000	37,408
Japanese yen	Floating	1999-2009	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	1999-2019	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	1999-2019	500,000	4,676	500,000	4,676
Japanese yen	Floating	1999-2014	500,000	4,676	500,000	4,676

4

			Initial amount		Aggregate principal amount outstanding at December 31, 2003

Currency	Interest %	Issue Date/Maturity	In currency of borrowing	In equivalent of USD	In currency of borrowing	In equivalent of USD *

Japanese yen	2.0000	1999-2011	3,000,000	28,056	3,000,000	28,056
Japanese yen	Floating	1999-2019	500,000	4,676	500,000	4,676
Japanese yen	Floating	1999-2019	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	1999-2014	1,100,000	10,287	1,100,000	10,287
Japanese yen	Floating	1999-2019	1,000,000	9,352	1,000,000	9,352
Japanese yen	3.0000	1999-2004	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	1999-2011	500,000	4,676	500,000	4,676
Japanese yen	Floating	1999-2019	1,100,000	10,287	1,100,000	10,287
Japanese yen	2.6750	1999-2011	8,000,000	74,817	8,000,000	74,817
Japanese yen	3.3200	2000-2020	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2000-2021	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2001-2026	2,000,000	18,704	2,000,000	18,704
Japanese yen	Floating	2001-2026	3,000,000	28,056	3,000,000	28,056
Japanese yen	Floating	2001-2026	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2001-2031	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2001-2016	3,000,000	28,056	3,000,000	28,056
Japanese yen	Floating	2001-2031	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2001-2021	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2001-2026	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2001-2031	5,000,000	46,760	5,000,000	46,760
Japanese yen	Floating	2002-2031	2,700,000	25,251	2,700,000	25,251
Japanese yen	Floating	2002-2027	1,300,000	12,158	1,300,000	12,158
Japanese yen	Floating	2002-2032	5,500,000	51,437	5,500,000	51,437

5

			Initial amount		Aggregate principal amount outstanding at December 31, 2003

Currency	Interest %	Issue Date/Maturity	In currency of borrowing	In equivalent of USD	In currency of borrowing	In equivalent of USD *

Japanese yen	Floating	2002-2032	2,900,000	27,121	2,900,000	27,121
Japanese yen	Floating	2002-2027	1,200,000	11,223	1,200,000	11,223
Japanese yen	Floating	2002-2032	1,200,000	11,223	1,200,000	11,223
Japanese yen	Floating	2002-2032	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2002-2032	1,400,000	13,093	1,400,000	13,093
Japanese yen	Floating	2002-2032	2,200,000	20,575	2,200,000	20,575
Japanese yen	Floating	2002-2032	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2002-2032	1,700,000	15,899	1,700,000	15,899
Japanese yen	Floating	2002-2032	1,400,000	13,093	1,400,000	13,093
Japanese yen	Floating	2002-2032	2,000,000	18,704	2,000,000	18,704
Japanese yen	Floating	2002-2032	1,200,000	11,223	1,200,000	11,223
Japanese yen	Floating	2002-2032	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2002-2032	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2002-2032	1,100,000	10,287	1,100,000	10,287
Japanese yen	Floating	2002-2032	1,300,000	12,158	1,300,000	12,158
Japanese yen	Floating	2002-2032	1,100,000	10,287	1,100,000	10,287
Japanese yen	Floating	2002-2022	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2002-2032	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2002-2032	1,200,000	11,223	1,200,000	11,223
Japanese yen	Floating	2002-2032	2,200,000	20,575	2,200,000	20,575
Japanese yen	Floating	2002-2032	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2002-2032	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2002-2032	1,100,000	10,287	1,100,000	10,287
Japanese yen	Floating	2002-2032	2,000,000	18,704	2,000,000	18,704
Japanese yen	Floating	2002-2032	2,000,000	18,704	2,000,000	18,704
Japanese yen	Floating	2002-2032	3,000,000	28,056	3,000,000	28,056
Japanese yen	Floating	2002-2032	1,400,000	13,093	1,400,000	13,093
Japanese yen	Floating	2002-2032	1,000,000	9,352	1,000,000	9,352

6

			Initial amount		Aggregate principal amount outstanding at December 31, 2003

Currency	Interest %	Issue Date/Maturity	In currency of borrowing	In equivalent of USD	In currency of borrowing	In equivalent of USD *

Japanese yen	3.4800	2002-2014	5,000,000	46,760	5,000,000	46,760
Japanese yen	Floating	2002-2017	1,100,000	10,287	1,100,000	10,287
Japanese yen	Floating	2002-2032	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2002-2033	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2002-2032	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2003-2033	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2003-2033	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2003-2033	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2003-2033	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2003-2033	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2003-2033	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2003-2033	3,000,000	28,056	3,000,000	28,056
Japanese yen	Floating	2003-2023	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2003-2033	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2003-2033	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2003-2033	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2003-2018	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2003-2033	1,050,000	9,820	1,050,000	9,820
Japanese yen	Floating	2003-2033	2,200,000	20,575	2,200,000	20,575
Japanese yen	Floating	2003-2033	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2003-2033	2,000,000	18,704	2,000,000	18,704
Japanese yen	Floating	2003-2033	1,200,000	11,223	1,200,000	11,223
Japanese yen	Floating	2003-2033	1,300,000	12,158	1,300,000	12,158
Japanese yen	Floating	2003-2033	2,000,000	18,704	2,000,000	18,704
Japanese yen	Floating	2003-2033	2,000,000	18,704	2,000,000	18,704

7

			Initial amount		Aggregate principal amount outstanding at December 31, 2003

Currency	Interest %	Issue Date/Maturity	In currency of borrowing	In equivalent of USD	In currency of borrowing	In equivalent of USD *

Japanese yen	Floating	2003-2033	1,100,000	10,287	1,100,000	10,287
Japanese yen	Floating	2003-2033	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2003-2028	1,100,000	10,287	1,100,000	10,287
Japanese yen	Floating	2003-2033	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2003-2033	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2003-2033	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2003-2033	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2003-2033	1,300,000	12,158	1,300,000	12,158
Japanese yen	Floating	2003-2023	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2003-2033	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2003-2033	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2003-2033	1,000,000	9,352	1,000,000	9,352
Japanese yen	Floating	2003-2033	1,700,000	15,899	1,700,000	15,899
Japanese yen	Floating	2003-2033	1,300,000	12,158	1,300,000	12,158
Japanese yen	Floating	2003-2033	1,000,000	9,352	1,000,000	9,352

EUR	4.1250	1999-2011	250,000	315,748	250,000	315,748
EUR	Floating	1999-2009	10,000	12,630	10,000	12,630
EUR	0.0000	1999-2004	39,000	49,257	39,000	49,257
EUR	0.0000	1999-2004	10,003	12,634	10,003	12,634
EUR	3.3600	2001-2005	20,000	25,260	17,182	21,701
EUR	9.6700	1996-2021	60,101	75,907	60,101	75,907
EUR	10.1200	1996-2006	60,101	75,907	31,205	39,412
EUR	7.7000	1996-2006	84,142	106,271	84,142	106,271
EUR	7.1000	1998-2009	77,469	97,843	55,873	70,567
EUR	Floating	1997-2007	12,470	15,750	3,177	4,013
EUR	Floating	1997-2007	12,470	15,750	5,671	7,162
EUR	Floating	1997-2007	12,470	15,750	4,798	6,060
EUR	Floating	1997-2007	12,470	15,750	4,798	6,060
EUR	6.2500	1996-2004	49,579	62,618	49,579	62,618
EUR	5.5000	1997-2005	49,579	62,618	49,579	62,618
EUR	Floating	1997-2007	48,021	60,650	2,287	2,888
EUR	Floating	1998-2008	91,469	115,525	91,469	115,525
EUR	4.2000	2002-2007	100,000	126,299	76,000	95,987

8

			Initial amount		Aggregate principal amount outstanding at December 31, 2003

Currency	Interest %	Issue Date/Maturity	In currency of borrowing	In equivalent of USD	In currency of borrowing	In equivalent of USD *

EUR	4.2900	2002-2006	5,000	6,315	5,000	6,315
EUR	3.9500	2002-2006	50,000	63,150	12,000	15,156
EUR	3.3900	2002-2007	10,000	12,630	10,000	12,630
EUR	0.5000	2003-2013	14,000	17,682	14,000	17,682
EUR	Floating	2003-2008	50,000	63,150	50,000	63,150

Pounds sterling	5.7500	1998-2008	200,000	358,397	283,613	508,231
Pounds sterling	0.0000	1999-2004	2,000	3,584	2,000	3,584	**
Pounds sterling	6.0000	1999-2004	200,000	358,397	410,000	734,714
Pounds sterling	5.2500	1999-2019	150,000	268,798	250,000	447,997
Pounds sterling	5.7500	1999-2014	100,000	179,199	127,500	228,478
Pounds sterling	Floating	2000-2024	100,000	179,199	120,000	215,038
Pounds sterling	Floating	2000-2020	80,000	143,359	100,000	179,199
Pounds sterling	5.2000	2001-2032	150,000	268,798	143,000	256,254
Pounds sterling	Floating	2001-2016	162,350	290,929	228,884	410,157	**
Pounds sterling	3.4000	2003-2007	21,000	37,632	21,000	37,632

Swedish kronor	7.0000	1990-2007	400,000	55,639	400,000	55,639
Swedish kronor	5.5000	1998-2004	500,000	69,548	500,000	69,548
Swedish kronor	5.2000	1998-2008	500,000	69,548	500,000	69,548
Swedish kronor	5.1500	1998-2007	500,000	69,548	500,000	69,548
Swedish kronor	4.7500	1998-2007	500,000	69,548	500,000	69,548
Swedish kronor	4.9000	1998-2007	100,000	13,910	100,000	13,910
Swedish kronor	5.2500	2001-2006	3,000,000	417,291	3,400,000	472,930
Swedish kronor	0.0000	2003-2008	50,000	6,955	50,000	6,955

Norwegian kroner	7.1000	1996-2006	500,000	75,053	500,000	75,053
Norwegian kroner	5.5000	1998-2005	425,000	63,795	425,000	63,795
Norwegian kroner	5.5000	1999-2005	175,000	26,268	175,000	26,268

9

			Initial amount		Aggregate principal amount outstanding at December 31, 2003

Currency	Interest %	Issue Date/Maturity	In currency of borrowing	In equivalent of USD	In currency of borrowing	In equivalent of USD *

Norwegian kroner	5.0000	1999-2004	450,000	67,547	450,000	67,547
Norwegian kroner	5.0000	1999-2004	200,000	30,021	200,000	30,021
Norwegian kroner	5.0000	1999-2004	350,000	52,537	350,000	52,537
Norwegian kroner	6.0000	2001-2006	400,000	60,042	400,000	60,042
Norwegian kroner	6.2500	2002-2007	400,000	60,042	400,000	60,042
Norwegian kroner	6.1250	2003-2007	500,000	75,053	500,000	75,053

Danish kroner	10.2500	1997-2004	400,000	67,858	400,000	67,858
Danish kroner	5.5000	1998-2008	750,000	127,233	750,000	127,233

Australian dollars	4.8000	2002-2005	40,000	30,068	40,000	30,068
Australian dollars	5.7400	2002-2006	134,000	100,728	91,800	69,006
Australian dollars	0.5000	2002-2009	20,000	15,034	20,000	15,034
Australian dollars	4.9600	2002-2007	45,000	33,826	45,000	33,826
Australian dollars	4.7000	2002-2005	25,000	18,792	25,000	18,792
Australian dollars	4.1820	2003-2007	20,000	15,034	20,000	15,034
Australian dollars	4.6800	2003-2008	512,000	384,870	512,000	384,870
Australian dollars	4.3200	2003-2008	52,000	39,088	52,000	39,088
Australian dollars	4.5300	2003-2009	58,000	43,599	58,000	43,599

Canadian dollars	3.5000	2002-2004	50,000	38,900	50,000	38,900
Canadian dollars	3.9500	2003-2010	60,000	46,680	60,000	46,680

Swiss francs	6.1250	1986-	200,000	162,142	19,785	16,040

Hong Kong dollar	7.3700	1997-2004	1,000,000	128,813	1,000,000	128,813
Hong Kong dollar	10.5000	1998-2008	50,000	6,441	50,000	6,441
Hong Kong dollar	0.0000	1998-2008	38,587	4,971	62,736	8,081	**

10

			Initial amount		Aggregate principal amount outstanding at December 31, 2003

Currency	Interest %	Issue Date/Maturity	In currency of borrowing	In equivalent of USD	In currency of borrowing	In equivalent of USD *

Hong Kong dollar	7.7800	2000-2007	150,000	19,322	150,000	19,322
Hong Kong dollar	7.7900	2000-2005	500,000	64,407	500,000	64,407
Hong Kong dollar	7.8500	2000-2005	500,000	64,407	500,000	64,407
Hong Kong dollar	7.7500	2000-2007	100,000	12,881	100,000	12,881
Hong Kong dollar	6.9800	2000-2005	500,000	64,407	500,000	64,407
Hong Kong dollar	6.6300	2000-2005	100,000	12,881	100,000	12,881
Hong Kong dollar	6.1200	2001-2008	150,000	19,322	150,000	19,322
Hong Kong dollar	5.7000	2001-2006	130,000	16,746	130,000	16,746
Hong Kong dollar	6.0300	2001-2008	100,000	12,881	100,000	12,881
Hong Kong dollar	5.2500	2002-2007	1,000,000	128,813	1,000,000	128,813
Hong Kong dollar	5.0000	2002-2012	300,000	38,644	300,000	38,644
Hong Kong dollar	4.9300	2003-2013	100,000	12,881	100,000	12,881
Hong Kong dollar	5.3000	2003-2016	130,000	16,746	130,000	16,746
Hong Kong dollar	5.6300	2003-2017	376,000	48,434	376,000	48,434

Czech koruna	13.8750	1998-2004	500,000	19,485	500,000	19,485

South African rand	0.0000	1997-2027	52,000	7,887	116,364	17,648	**
South African rand	0.0000	1998-2010	108,000	16,380	214,367	32,512	**
South African rand	13.5000	2000-2010	100,000	15,166	100,000	15,166
South African rand	12.5000	2000-2005	100,000	15,166	100,000	15,166
South African rand	11.0000	2001-2006	100,000	15,166	100,000	15,166
South African rand	12.0000	2002-2007	150,000	22,750	80,000	12,133

11

			Initial amount		Aggregate principal amount outstanding at December 31, 2003

Currency	Interest %	Issue Date/Maturity	In currency of borrowing	In equivalent of USD	In currency of borrowing	In equivalent of USD *

New Taiwan dollars	3.5500	2001-2004	5,000,000	147,465	5,000,000	147,465
New Taiwan dollars	3.6500	2001-2006	3,500,000	103,225	3,500,000	103,225
New Taiwan dollars	2.6000	2002-2005	1,000,000	29,493	1,000,000	29,493
New Taiwan dollars	2.8000	2002-2006	500,000	14,746	500,000	14,746
New Taiwan dollars	2.8200	2002-2006	700,000	20,645	700,000	20,645
New Taiwan dollars	2.9000	2002-2007	500,000	14,746	500,000	14,746
New Taiwan dollars	2.9100	2002-2007	500,000	14,746	500,000	14,746
New Taiwan dollars	2.9400	2002-2008	800,000	23,594	800,000	23,594
New Taiwan dollars	3.0000	2002-2008	1,000,000	29,493	1,000,000	29,493
New Taiwan dollars	2.81-3.41	2003-2010	4,000,000	117,972	4,000,000	117,972
New Taiwan dollars	2.2100	2003-2010	3,000,000	88,479	3,000,000	88,479
New Taiwan dollars	2.8200	2003-2008	2,000,000	58,986	2,000,000	58,986
New Taiwan dollars	3.3200	2003-2010	2,000,000	58,986	2,000,000	58,986

Polish zloty	15.5000	2000-2004	100,000	26,862	50,000	13,431
Polish zloty	5.5000	2002-2022	100,000	26,862	100,000	26,862
Polish zloty	5.0000	2003-2013	70,000	18,803	70,000	18,803

Estonian kroon	7.5000	1999-2004	50,000	4,036	50,000	4,036

Singapore dollars	4.1250	1999-2004	200,000	117,762	200,000	117,762
Singapore dollars	4.7500	1999-2009	150,000	88,322	150,000	88,322

12

			Initial amount		Aggregate principal amount outstanding at December 31, 2003

Currency	Interest %	Issue Date/Maturity	In currency of borrowing	In equivalent of USD	In currency of borrowing	In equivalent of USD *

Slovakian koruna	8.4000	2000-2007	1,000,000	30,678	1,000,000	30,678

Icelandic kronur	4.7500	2002-2017	3,000,000	42,354	2,879,103	40,647	**

New Zealand dollars	6.0000	2003-2008	100,000	65,631	100,000	65,631
New Zealand dollars	4.4500	2003-2006	73,000	47,911	73,000	47,911

Latvian lats	4.2500	2003-2007	5,000	9,390	5,000	9,390

TOTAL					USD	15,642,111

* Convenience translations into US dollars have been made at the following exchange rates:
1 US dollar = 106.92795 Japanese yen; 0.79177 EUR; 0.55804 Pounds sterling;
7.18923 Swedish kronor; 6.661995 Norwegian kroner; 5.89469 Danish kroner;
1.33032 Australian dollars; 1.28525 Canadian dollars; 1.23349 Swiss francs;
7.76318 Hong Kong dollars; 25.66112 Czech koruna; 6.59351 South African rand;
33.90641 New Taiwan dollars; 3.72280 Polish zloty; 12.38844 Estonian kroon;
1.69834 Singapore dollars; 32.59699 Slovakian koruna; 70.83135 Icelandic kronur;
1.52367 New Zealand dollars and 0.53246 Latvian lats.

** The amount stated as outstanding at December 31, 2003 includes accrued amortization on zero coupon obligations and obligations issued at a deep discount with redemption prices substantially above par.

13

EXHIBIT II

NORDIC INVESTMENT BANK

Schedule of External Floating Indebtedness at December 31, 2003

Currency	Amounts outstanding at December 31, 2003 in Currency of Borrowing	Amounts outstanding at December 31, 2003 in EUR

Swiss francs	23,825,000.00	15,293,022.66
Czech koruna	13,922.51	429.57
EUR	206,855,571.78	206,855,571.78
Pounds sterling	24,600,000.00	34,903,518.73
Icelandic kronur	291,568.00	3,259.20
Norwegian kroner	68,320.36	8,119.75
Special Drawing Rights (SDR)	75,748,428.60	89,301,756.13
US dollars	25,730,000.00	20,372,129.85

TOTAL		366,737,807.67

1

EXHIBIT III

INTRODUCTION TO THE FINANCIAL STATEMENTS

     The Bank’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The financial statements are examined by the Bank’s auditors from Ernst & Young in Helsinki and Stockholm, who are appointed by and responsible directly to the Control Committee of the Bank, which is responsible for conducting and delivering an audit of NIB’s financial statements to the Nordic Council of Ministers. See Exhibit IV, “Description of the Registrant – Nordic Investment Bank – Administration”. The audit has been conducted in accordance with International Standards on Auditing as issued by the International Federation of Accountants. Those standards require that the auditors plan and perform the audit in order to obtain reasonable assurance about whether the Financial Statements are free of material misstatement.

     The accounting principles applied in NIB’s financial statements differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The types of differences that usually have the greatest significance in comparing financial statements are recognition differences, measurement differences, alternatives, lack of requirements or guidance and other differences. Some of the differences that are reflected in NIB’s financial statements are as follows:

(i) NIB implemented IAS 39 for the first time in its accounts for 2001. Retrospective application of IAS 39 is not permitted, and therefore not every part of NIB’s accounts for 2001 and thereafter can be compared with the accounts of years past. IAS 39 is rather similar to FAS 133. Some of the IAS 39 differences to U.S. GAAP are:

*	IAS 39 does not allow the shortcut method. In U.S. GAAP the shortcut method can be applied for fair value hedges and cash flow hedges only if all of the applicable conditions in FAS 133 paragraph 68 are met.

*	In IAS 39 only clearly identified risks are hedged and it should also be possible to ensure that there is a specific designation of the hedging instrument and the different risk positions. U.S. GAAP permit hedging a rate that is not fully risk-free to be the designated risk in a hedge of interest rate risk. The U.S. GAAP hedged benchmark interest rate encompasses both risk-free rates and rates based on the LIBOR swap curve.

*	The difference between the premium or discount value vis-a-vis par value on borrowing, placements and debt securities and lending transactions at initial measurement and recognition is recorded in the balance sheet and amortized over the lifetime of the transaction as interest, using the straight-line method.

*	The transaction costs on NIB’s borrowings and the fees on primary-swaps are included in the initial measurement of these financial instruments and amortized as interest over the lifetime of the transaction, using the straight-line method. Subsequent measurements of these transactions do not change the amortization. See note 12 to NIB’s financial statements.

(ii) The Bank provides for losses in the loan portfolio as described in the introduction to the notes to the financial statements. This differs from the practice required pursuant to U.S. GAAP.

With respect to each of (i) – (ii) above and other differences not enumerated herein it would be impracticable for the Bank to quantify differences in results under the IFRS and U.S. GAAP.

The Control Committee has for the financial years 2002, 2003 and 2004 appointed as independent joint auditors for NIB Mr. Kristian Hallbäck, Authorized Public Accountant at Ernst & Young, Helsinki, and Mr. Torbjörn Hanson, Authorized Public Accountant at Ernst & Young, Stockholm, who were both appointed on February 12, 1999 for the first time.

1

CERTIFICATE OF AUDITORS

The Control Committee of Nordic Investment Bank (the “Bank”) has been established in accordance with the Bank’s statutes. We are independent authorised public accountants with respect to the Bank and we have been appointed by the Control Committee to audit the financial statements of the Bank for the financial years 2002, 2003 and 2004 and report our findings to the Control Committee in order to assist the Control Committee in the execution of its duties.

We have audited the balance sheet of the Nordic Investment Bank at December 31, 2002 and 2003, and the related statements of income and cash flows for the two years ended December 31, 2003, as presented in the “Financial Statements for the Fiscal Year 2003”, exhibit III of the Form 18-K filing to the Securities and Exchange Commission.

We conducted our audit in accordance with International Standards on Auditing as issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In our opinion, the financial statements give a true and fair view of the financial position of the Nordic Investment Bank as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Helsinki, June 10, 2004	Stockholm, June 10, 2004

Kristian Hallbäck	Torbjörn Hanson

Authorized Public Accountant Ernst & Young, Helsinki, Finland	Authorized Public Accountant Ernst & Young, Stockholm, Sweden

2

NORDIC INVESTMENT BANK

Profit and loss account January 1 – December 31, 2003 (in thousands of euro)

	2001 EURO	2002 EURO	2003 EURO

Interest income	713,756	528,496	469,341
Interest expense	–566,866	–378,775	–313,912

NET INTEREST INCOME(1)(2)	146,890	149,721	155,429

Fee and commission income(3)	5,306	5,621	4,876
Fee and commission expense	–1,011	–1,204	–1,470
Net profit on financial operations(4)	2,637	13,003	14,569
Foreign exchange profit/loss	–57	–44	–23

OPERATING INCOME	153,765	167,098	173,381

EXPENSES
General administrative expenses(5)	18,395	19,693	19,753
Depreciation(10)	4,259	2,300	2,600
Provision for possible losses and loans, reversals (–)(6)(8)	390	3,475	–307

TOTAL EXPENSES	23,044	25,468	22,047

PROFIT FOR THE YEAR	130,720	141,631	151,334

(1)-(6), (8) and (10) above refer to the corresponding Notes to the Financial Statements included as Exhibit III to this Report on Form 18-K.

3

Exhibit VII to the Bank’s Amendment No.1 to its Annual Report on Form 18-K/A filed on March 17, 2004 is incorporated by reference herein to comprise the remainder of this Exhibit III.

4

EXHIBIT IV

FOREIGN EXCHANGE

     The capital of NIB is denominated, and its accounts are kept, in Euro as specified in Paragraphs 2 and 9 of the Statutes of NIB. Euro is the currency introduced on January 1, 1999, and adopted by the EMU as the unit of account of the institutions of the European Communities (“EC”) as well as the currency of the twelve participating member states of the EMU and the unit of account of the central banks of such member states.

     In connection with European Council Regulation (EC) No. 1103/97, which introduced the Euro as the replacement of ECU, the Board of Directors of NIB confirmed that the denomination of the capital of NIB as well as the unit of account of NIB were to be expressed in Euro from January 1, 1999, and that any references to amounts expressed in ECU with respect to such capital or the accounts of NIB were to be replaced by references to amounts expressed in Euro at the rate of one Euro to one ECU. Paragraphs 2 and 9 of NIB’s Statutes were amended accordingly as of the same date to reflect such changes. See “Capitalization and Reserves – Authorized Capital Stock”.

     From March 1, 1993, and until the close of business on December 31, 1998, the capital of NIB was denominated, and its accounts were kept, in ECU, units of value defined by NIB in the same manner as the ECU used by the institutions of the EC as specified in paragraphs 2 and 9 of the Statutes of NIB during the same period. For the conversion rates between Euro and each of NIB’s operating currencies, see Note 22 to the Financial Statements included as Exhibit III to this Report on Form 18-K. Unless otherwise specified, year-end data contained herein have been based on the rates presented in the Notes to such Financial Statements.

     From the formation of NIB in 1976 until the close of business on February 28, 1993, NIB’s capital was denominated, and its accounts were kept, in Special Drawing Rights (“SDR”), units of value defined in accordance with the rules of valuation laid down by the International Monetary Fund (the “IMF”). With effect from the opening of business on March 1, 1993, the capital as well as the accounts were changed to ECU.

     The following table sets forth for the dates indicated the EUR/USD exchange rate as published by the European Central Bank (the “ECB”). No representation is made that EUR amounts actually represented, or have been or could be converted into, U.S. dollars at such rates or at any other rates on any of the dates indicated.

December 31,	Value of 1 EUR in USD

2003	1.2630
2002	1.0487
2001 (Dec. 28th)	0.8813
2000 (Dec. 29th)	0.9305
1999	1.0046

     As published by the ECB on April 30, 2004, 1 EUR was equal to 1.1947 U.S. dollars.

     Unless otherwise specified, amounts in both ECU and Euro contained herein have been presented solely for convenience in U.S. dollars based on a conversion rate of 1 ECU/1 EUR being equal to 1.2630 U.S. dollars, which was the EUR/USD exchange rate at December 31, 2003, as set forth in the above table.

     Unless otherwise specified, SDR amounts contained herein have been presented solely for convenience in U.S. dollars based on a conversion rate of 1 SDR being equal to 1.48597 U.S. dollars, which was the SDR/USD exchange rate at December 31, 2003. As used herein, the terms “dollars”, “U.S. dollars”, “USD” and the dollar sign ($) refer to United States dollars.

     Any discrepancies in the tables included herein between the amounts and the totals thereof are due to rounding.

INTRODUCTION

Nordic Investment Bank

     NIB was established as an international financial institution to provide medium and long-term loans and guarantees pursuant to the agreement regarding the establishment of the Nordic Investment Bank (the “Establishing Agreement”), which was signed on December 4, 1975. Signatories of the Establishing Agreement are the Kingdom of Denmark, the Republic of Finland, the Republic of Iceland, the Kingdom of Norway and the Kingdom of Sweden (the “Member countries” or the “Nordic countries”).

     The Establishing Agreement and the Statutes of NIB (the “Statutes”) became effective on June 1, 1976, and NIB commenced operations on August 2 of that year.

     On October 23, 1998, the Nordic countries entered into a novation of the Establishing Agreement (the “1998 Agreement”). The 1998 Agreement came into force on July 18, 1999, after final ratification in each of the Member countries. The Establishing Agreement ceased to be effective on the same date. NIB is currently governed by the provisions of the 1998 Agreement and the Statutes as amended from time to time.

     The 1998 Agreement does not change the legal framework of NIB, but further enhances NIB’s status as an international financial institution. To that effect, the 1998 Agreement contains among other things provisions regarding tax treatment, privileges and certain immunities. Although prior to the 1998 Agreement NIB did have certain tax exemptions, the 1998 Agreement provides NIB the privileges and immunities common to other multilateral financial institutions (“MFIs”), such as inviolability of its premises, protection from search and seizure of its property and assets, protection from pre-judgement remedies and broad tax exemptions. For further information, see “Legal Status”.

     The basic purpose of NIB is to contribute to the strengthening and further development of the co-operation among the Member countries by granting medium and long-term loans and loan guarantees for the financing of investment projects of common interest to the Member countries and the countries receiving such loans from NIB. In conducting its operations, NIB cooperates with other credit institutions as well as with public authorities and private institutions in each of the Member countries, with other MFIs and international banks. NIB represents one aspect of a tradition of cooperation among governments, organizations, companies and individuals in the Member countries stemming from their common heritage and geographic proximity. See “ – Nordic Cooperation”.

     The Member countries have decided to broaden NIB’s ownership base. On 26 October 2003 the Prime Ministers of the Nordic and Baltic countries agreed on the general terms for expanding NIB’s membership, with the aim of the Baltic countries becoming members on equal terms with the Nordic countries. A new agreement on NIB was signed on February 11, 2004, allowing Estonia, Latvia and Lithuania to become members of NIB with essentially the same rights and obligations that are set forth in the 1998 Agreement. The goal is to have the ratification process for the individual countries completed by the end of 2004, and the new agreement to become effective at the beginning of 2005.

     Estonian, Latvian and Lithuanian membership will have the effect of increasing NIB’s authorised capital by EUR 142.0 million ($179.4 million) and its equity reserves by EUR 42.0 million ($53.1 million). A total of EUR 14.3 million ($18.1 million) of the authorised capital is to be paid in. The reserves are to be paid fully in cash over a period of time. The new member countries will have an aggregate 3.4% share of NIB’s capital base.

     At December 31, 2003, NIB had loan commitments totalling EUR 11,499.9 million ($14,524.4 million), of which EUR 10,522.4 million ($13,289.8 million) was outstanding, and had issued guarantees totalling EUR 28.6 million ($36.1 million). A “loan commitment” comes into being upon execution of a loan agreement; thereafter, the amount of the loan that has been disbursed, net of repayments, is referred to as “outstanding”. For a breakdown of NIB’s outstanding loans and guarantees, see “Operations of NIB – Nordic Lending” and “– International Lending”.

     Under the Statutes, NIB is required to protect itself against exchange rate losses and to obtain adequate security for its loans and loan guarantees. Protection for NIB’s loans takes the form of governmental or bank guarantees, specific security or negative pledge provisions and other financial covenants. At December 31, 2003, 4.6% of NIB’s outstanding loans were directly to or guaranteed by Member countries or local authorities therein, and an additional 25.4% were to or guaranteed by other countries (including emerging market countries), banks and companies 50% or more owned by Member countries. Other than 0.4% of the outstanding loans, the remainder had some form of protection through collateral, corporate or other guarantees or covenants.(1) For a description of the general policies followed in NIB’s lending activities, see “Operations of NIB – Loan Policy”.

     NIB finances its operations from borrowings in the international markets and the domestic capital markets of Nordic and other countries, from internally generated funds and from the capital paid in by the Member countries. See “Capitalization and Reserves”, “Funded Debt” and “Borrowing Programs and Liquidity Management”.

     NIB’s principal offices are located at Fabianinkatu 34, Helsinki, Finland (postal address: P.O. Box 249, FIN-00171 Helsinki, Finland). Its telephone number is +358-9-18001 and its internet address is http://www.nib.int/.

(1) The segment information and currency distributions in this Exhibit IV to NIB’s annual report on Form 18-K are presented exclusive of IAS 39 value adjustments.

Nordic Cooperation

     Cooperation among the Nordic countries encompasses a wide range of activities, including economic policy, development of industrial technology, communications and harmonization of legal systems. The Nordic countries have steadily broadened their mutual commercial relationships, a development encouraged by the creation in 1960 of the European Free Trade Association (“EFTA”), which established a framework for the development of inter-Nordic trade during the 1960s and 1970s.

     Following Denmark’s entry into the European Community (the predecessor to the European Union) in 1973, the other four Nordic countries concluded bilateral free-trade agreements with the European Community in order to promote free trade within the Nordic region. The EFTA member countries, with the exclusion of Switzerland, and the European Union (“EU”) established the European Economic Sphere (“EES”), a free trade zone in Europe, effective January 1, 1994.

     Effective January 1, 1995, Finland and Sweden became members of the European Union (“EU”), leaving Norway and Iceland as the only Nordic countries that presently are members of EFTA. At the introduction of the Euro on January 1, 1999, Finland was the only Nordic country to participate in the EMU although Denmark and Sweden as member countries of the EU may join at a later stage.

     Nordic cooperation also includes coordination of policy positions in international organizations. Consultations are held regularly on issues arising within the United Nations and the United Nations Commission for Trade and Development. The Nordic countries are jointly represented in the IMF, the International Bank for Reconstruction and Development (the “World Bank”) and other international organizations.

     The most important formal basis for Nordic cooperation is the Treaty of Cooperation among the Nordic countries, also known as the Helsinki Agreement of 1962. This agreement sets out the aims of Nordic cooperation and contains provisions for the Nordic Council and, as subsequently amended, for the Nordic Council of Ministers. The Nordic Council, which was founded in 1952, is a forum for consultation and discussion at the parliamentary level of matters of common interest to the Nordic countries, which may lead to presentation of recommendations to the Nordic Council of Ministers and to the governments of the Nordic countries. The Nordic Council of Ministers, in which each Member country has one vote, is empowered to make decisions on matters of cooperation that are considered binding on the governments of the Member countries, subject to parliamentary approval in certain matters. Discussions within the Nordic Council and the Nordic Council of Ministers over a number of years led to the establishment of NIB.

     On September 15, 1981, the Nordic Council of Ministers approved a program to promote Nordic cooperation in project exports, primarily to developing countries. The decision, as amended on February 28, 1982, includes, as one major element of the program, the creation of a joint Nordic financing facility to grant loans and issue loan guarantees (“project investment loans”). The facility became effective on July 1, 1982, and is administered by NIB. See “Operations of NIB”.

     On May 19, 1988, the Nordic Council of Ministers decided upon the establishment of the Nordic Development Fund (“NDF”) for the purpose of financing projects of Nordic interest on concessional terms in developing countries. The agreement regarding the establishment of NDF was signed by the Nordic countries on November 3, 1988, and NDF commenced operations on February 1, 1989. NDF is administered in close cooperation with NIB, but is a separate legal entity with its own board of directors and with its capital base provided by the five Nordic countries, who are direct owners of NDF. NDF credits are granted primarily to low- and lower-middle-income countries and initially only in combination with financing from other MFIs, including NIB.

     On March 2, 1990, the Nordic Council of Ministers decided upon the establishment of the Nordic Environment Finance Corporation (“NEFCO”) for the purpose of promoting investments of Nordic environmental interest in Eastern and Central Europe. The agreement regarding the establishment of NEFCO was signed by the Nordic countries on the same day, and NEFCO commenced operations in October of 1990. NEFCO is administered in close cooperation with NIB, but is a separate legal entity with its own board of directors and with its capital base provided by the five Nordic countries, who are direct owners of NEFCO. NEFCO financing is carried out through equity capital investments in, or venture capital loans to, joint ventures between local and Nordic companies, e.g. for the production of environmental equipment.

     On March 4, 1992, the Nordic Council of Ministers approved (with the consent of the Baltic countries) a multilateral program to promote investments in the three Baltic countries, namely Estonia, Latvia and Lithuania (the “Baltic Investment Program”). The program, which initially ran until July 1, 1995 was later extended until the end of 1999. The program consisted of financial and technical assistance for small and medium-sized enterprises and the establishment of a national investment bank in each of the three Baltic countries. The program was administered by NIB, the European Bank for Reconstruction and Development and the Nordic Project Fund. See “Operations of NIB”.

     In August 1996, the Nordic Prime Ministers decided to establish a special environmental loan facility (the “Environmental Investment Loan Facility” or “MIL”) to finance environmental investments in the region neighbouring the Nordic countries. The facility, which is administered by NIB, comprises loans and guarantees to governments, governmental agencies and public institutions, as well as private companies, in order to finance investments aimed at protecting the environment and reducing cross border pollution in the region neighbouring the Nordic countries. The facility was approved by the Nordic Council of Ministers on January 25, 1997, and became effective on August 28, 1997. See “Operations of NIB”.

     In November 1997, the Nordic Council of Ministers decided that the legal framework of NIB and its sister organizations NEFCO and NDF should be revised to reflect their status as international organizations. As mentioned above, a new agreement in relation to NIB was signed on October 23, 1998. In relation to NEFCO and NDF, new agreements were signed on November 6, 1998, November 9, 1998, respectively.

Statutory Purposes

     The 1998 Agreement and the Statutes provide that the purpose of NIB is to make loans and give guarantees for the financing of investment projects and exports, which are of common interest to the Nordic countries and other countries which receive such loans. Under the Statutes, the operations of NIB are to be conducted in accordance with sound banking principles, taking into account socio-economic considerations. NIB is to aim for a profit in its operations in order to provide for the accumulation of reserves and a reasonable return on its paid-in capital.

CAPITALIZATION AND RESERVES

     The following table sets forth the capitalization of NIB at December 31, 2003. This table should be read in conjunction with the Financial Statements for the fiscal year ended December 31, 2003, and the Notes thereto included as Exhibit III to this Report on Form 18-K.

			Outstanding at December 31, 2003

			millions of EUR	millions of USD

Funded Debt (1)			13,086.7	16,528.5
Equity:	millions of EUR	millions of USD

Subscribed	4,000.0	5,052.0
Available for call	(3,595.7)	(4,541.4)
Paid-in capital			404.3	510.6
Statutory Reserve			645.0	814.6
General Credit Risk Fund			337.0	425.6
Special Credit Risk Fund PIL			98.2	124.0
Debt Initiative for Heavily Indebted Poor Countries			4.3	5.4
Other value adjustments according to IAS 39			9.5	12.0
Profit for the year			151.3	191.1

Total Equity			1,649.6	2,083.4
Total Capitalization*			14,736.3	18,611.9

*	May differ from the sum of individual figures due to rounding.
(1)	Between January 1, 2004 and April 30, 2004, the Bank incurred borrowings equivalent to approximately EUR 1,359.6 million ($1,624.3 million). Translated at the EUR/USD exchange rate at April 30, 2004.

Authorized Capital Stock

     The Nordic Council of Ministers can, upon a proposal by the Board of Directors of NIB, decide upon an increase in the authorized capital stock of the Bank. To become effective, such a decision requires the approval of the parliament in each of the Member countries.

     The authorized capital stock of the Bank, which was initially SDR 400.0 million ($594.4 million), has been increased several times, most recently with effect from January 1, 1999, to EUR 4,000.0 million ($5,052.0 million). At the same time, the authorized capital stock of the Bank as well as the unit of account of the Bank was redenominated to Euro. In conformity with the European Council Regulation (EC) No 1103/97, the Board of Directors of the Bank adopted the rate of one Euro to one ECU for such redenomination.

     The authorized capital stock of NIB has been fully subscribed by the Member countries as follows:

	Millions of EUR	Millions of USD	Percentage of total

Denmark	881.1	1,112.8	22.0%
Finland	765.8	967.2	19.2%
Iceland	38.6	48.8	1.0%
Norway	793.1	1,001.7	19.8%
Sweden	1,521.4	1,921.5	38.0%

Total	4,000.0	5,052.0	100.0%

     Subscriptions by the Member countries to increases in capital stock have been made according to the allocation system for joint Nordic financing in effect at the time of the subscription, which is based on the Member countries’ respective gross national income. No adjustments will then be made with respect to capital already subscribed.

Paid-in Capital and Callable Capital

     The Statutes provide that NIB’s authorized capital stock shall consist of a paid-in portion and a callable portion. Of NIB’s total authorized capital stock of EUR 4,000.0 million ($5,052.0 million), the paid-in portion was EUR 404.3 million ($510.6 million) at December 31, 2003. The paid-in capital equals approximately 10.1% of the total authorized capital stock of the Bank.

     All subscribed capital not paid in is subject to call by the Board of Directors of NIB to the extent that the Board deems it necessary for the fulfilment of the Bank’s debt obligations. The Statutes do not require that calls be made pro rata, but it is anticipated that, in the first instance, calls would be made in that manner. Failure by any Member country to make payment on any such call would not excuse any other Member country from its obligation to make payment. No Member country can legally be required on any such call to pay more than the unpaid balance of the callable portion of its subscribed capital. To date no such calls have been made.

     In view of NIB’s character as an institution for regional cooperation, there are no provisions in the 1998 Agreement for admitting additional countries. While a Member country may withdraw by giving notice in accordance with the provisions set forth in the 1998 Agreement, the 1998 Agreement also provides that a withdrawing country must remain liable for those commitments of NIB that were in force at the time of the withdrawal to the same extent as immediately prior to such withdrawal.

     As mentioned above, a new agreement in relation to NIB was signed on February 11, 2004, according to which the three Baltic countries, Estonia, Latvia and Lithuania, are expected to become members of NIB from January 1, 2005.

Reserves

     Under the Statutes, NIB’s annual net profits are to be transferred to a statutory reserve (the “Statutory Reserve”) until such reserve equals 10% of the authorized capital stock of the Bank. Thereafter, the Nordic Council of Ministers, acting upon the proposal of the Board of Directors of NIB, will determine the allocation of net profits between further transfers to the Statutory Reserve and the payment of dividends to the Member countries.

     No transfer was made to the Statutory Reserve out of the profit from fiscal year 2003. The Statutory Reserve amounts to EUR 645.0 million ($814.6 million) or 16.1% of the Bank’s authorized capital.

     NIB has annually allocated a portion of each year’s profit as a general credit risk reserve (the “General Credit Risk Fund”) for unidentified risks in the Bank’s operations. At December 31, 2003, the General Credit Risk Fund amounted to EUR 337.0 million ($425.6 million). After allocation of EUR 20.0 million ($25.3 million) of the profit from fiscal year 2003 to the General Credit Risk Fund, the General Credit Risk Fund amounts to EUR 357.0 million ($450.9 million). The General Credit Risk Fund is available to cover losses arising from NIB’s lending portfolio as well as other risks NIB assumes in its business activities, such as the activities of its treasury department. The risks covered with respect to the treasury activities include market risks as well as counterparty risks. For further information in this regard, please see “Financial Policies and Risk Management” below.

     In addition, as required by paragraph 6A of the Statutes, the Bank has established a separate special credit risk fund to be used exclusively for any future project investment loan losses (the “Credit Risk Fund (PIL)”). At December 31, 2003, the Credit Risk Fund (PIL) amounted to EUR 98.2 million ($124.0 million). Due to the changes in the guidelines for calling the Member countries’ guarantees for the PIL-facility which will enter into force on July 1, 2004, the Board of Directors intends to propose that significant annual allocations be made to the Credit Risk Fund (PIL) during the next few years. After allocation of EUR 90.0 million ($113.7 million) of the profit from fiscal year 2003 to the Credit Risk Fund (PIL), the Credit Risk Fund (PIL) amounts to EUR 188.2 million ($237.7 million). For futher information regarding the PIL facility and the Member countries’ guarantees, see “Operations of NIB – International Lending”.

     In addition NIB has built up a reserve as part of equity for the debt relief program for the most Heavily Indebted Poor Countries (“HIPC”). HIPC was initiated by the World Bank and the International Monetary Fund. NIB’s participation in HIPC concerns only one borrower country, Cameroon. The HIPC reserve amounts to EUR 4.3 million ($5.4 million).

     The Bank will pay EUR 41.3 million ($52.2 million) of the profit from fiscal year 2003 in dividends to the Member countries.

FUNDED DEBT

     The following table sets forth a summary of the Bank’s outstanding funded debt at December 31, 2003. The Bank’s borrowing transactions are in most cases recognized in the Balance Sheet at fair value in accordance with the IAS 39 principle on hedge accounting. (1)

Currency of Borrowing	Millions of EUR	Millions of USD

US dollars	3,694.6	4,666.3
Pounds sterling	2,378.6	3,004.2
Japanese yen	1,838.7	2,322.3
Euro	928.3	1,172.4
Swedish kronor	657.4	830.3
New Taiwan dollars	571.2	721.4
Hong Kong dollars	534.9	675.6
Australian dollars	511.4	645.9
Norwegian kroner	404.0	510.3
Singapore dollars	162.7	205.5
Danish kroner	154.5	195.1
New Zealand dollars	89.9	113.5
South African rand	84.0	106.1
Canadian dollars	67.7	85.5
Polish zloty	46.6	58.9
Icelandic kronur	30.3	38.3
Slovak korunas	24.2	30.6
Czech korunas	15.4	19.5
Latvian Lats	7.4	9.4
Estonian kroon	3.2	4.0

Total*	12,205.1	15,415.0
IAS 39 value adjustments	881.6	1,113.5

Total, borrowings outstanding*	13,086.7	16,528.5

(1)	See also Notes 13 and 18 to the Financial Statements included as Exhibit III to this Report on Form 18-K.
*	May differ from the sum of individual figures due to rounding.

     Between January 1, 2004, and April 30, 2004, NIB borrowed EUR 1,359.6 million ($1,624.3 million) in the following currencies: (2)

Currency of Borrowing	Millions of EUR	Millions of USD

US dollars	985.5	1,177.4
Australian dollars	134.2	160.3
Pounds sterling	75.1	89.7
Canadian dollars	62.6	74.8
Hong Kong dollars	52.7	63.0
Euro	20.0	23.9
Capitalization of previous borrowing transactions	29.5	35.2

Total	1,359.6	1,624.3

(2)	Amounts converted into Euro at the following April 30, 2004, exchange rates: 1 EUR = 1.1947 US Dollars; 1.6577 Australian dollars; 0.67370 Pounds sterling; 1.6383 Canadian dollars; and 9.3183 Hong Kong dollars.

     Schedules containing information with respect to all outstanding borrowings of NIB at December 31, 2003, and April 30, 2004 are included as Exhibits I and V, respectively, to this Report on Form 18-K. NIB may from time to time hereafter issue additional debt securities denominated in various currencies or currency units.

     There have been no defaults by NIB in the payment of any principal or interest in respect of any of its debt.

BORROWING PROGRAMS AND LIQUIDITY MANAGEMENT

     NIB finances its lending activities by borrowing and issuing bonds on various global and domestic capital markets. The Bank carries out its borrowing in accordance with a global strategy designed to meet its investors’ needs for investments with the highest possible credit rating. A large portion of NIB’s medium- and long-term borrowing is conducted under its Euro MTN program (the “EMTN-program”) which currently has a ceiling of EUR 15,000.0 million ($18,945.0 million). The EMTN-program is not exclusively tailored for issues placed in Europe but can also be used for issues placed outside of Europe, subject to local regulatory requirements. The program also enables NIB to arrange structured transactions.

     During 2002 NIB changed its U.S domestic medium-term note program, which was originally established in 1993, to a global program. The program was registered with the Securities and Exchange Commission (“SEC”) in the U.S. with a ceiling of USD 3,000.0 million which has been fully utilized. NIB intends to register additional securities with the SEC for issuance under the program. The statement of this intention does not constitute an offer of any securities for sale.

In 1996, NIB established a domestic Swedish medium-term note program with a ceiling of SEK 4,000.0 million ($554.4 million), which was increased to SEK 8,000.0 million ($1,108.8 million) in 1998(1).

     In addition, in 1999 NIB also established a domestic Australian dollar medium-term note program with a ceiling of AUD 2,000.0 million ($1,504.4 million)(1).

     During 2003 NIB borrowed EUR 3,257.7 million ($4,114.5 million) by means of 82 transactions in thirteen different currencies. EUR 2,071.8 million ($2,616.7 million) of this total came from 78 transactions under the EMTN-program. Under the global program NIB issued its second global benchmark issue of USD 1,000.0 million, which was registered with the SEC and listed on the Luxembourg Stock Exchange. A third global benchmark issue of USD 1,000.0 million was issued in March 2004. The average maturity for NIB’s 2003 borrowing operations is 4.5 years, compared with 4.6 years in 2002.

     For the year 2004, the Board of Directors of the Bank has authorized the Bank to raise medium- and long-term borrowing up to EUR 4,750.0 million ($5,999.3 million).

     Due to investor demand and in order to reduce its costs of borrowing, the Bank frequently enters into structured borrowing transactions in which the interest rate and repayment schedule can be tied to developments in, for example, interest rates, exchange rates, or share indexes. These transactions are all hedged by swaps or other hedging transactions with a structure corresponding to the structure in the borrowing transaction designed to eliminate the market exposure to these variables. (The Bank manages the credit risks posed by the counterparties to these transactions as described below under “Financial Policies and Risk Management.”) After such hedges the Bank’s interest payment exposures are limited to floating rate fixings. Unless a fixed rate borrowing is matched with a corresponding lending transaction such fixed rate borrowing is also swapped into floating rate.

     As noted below under “Financial Policies and Risk Management” the Bank has established financial guidelines, which stipulate that all kinds of risk should be kept under strict control. In accordance therewith, the Bank utilizes both interest rate and currency swaps and other derivatives, primarily futures and forward contracts, in connection with its borrowing, lending and investment of liquid funds, in order to keep its foreign currency and interest rate risk within established limits. The volumes of outstanding derivatives as of December 31, 2003, are set forth in Note 11 to the Financial Statements included as Exhibit III to this Report on Form 18-K.

     NIB has had a commercial paper program in the U.S. market since 1980 and in the Euro market since 1987. In addition, NIB obtains short-term funds in the interbank market through deposits. These deposits are undertaken in most of the currencies listed under “Funded Debt” above. For the year 2004, the Board has authorized the Bank to raise short-term funding provided that the outstanding amount at any time does not exceed EUR 1,000.0 million ($1,2630.0 million).

     The amounts of medium-term notes issued under the programs referred to above are set forth in Note 12 to the Financial Statements. There was no need to issue notes under the Commercial Paper programs in 2003 and NIB had no borrowings outstanding under the programs at year-end, which was also the case at year-end 2002. The figures for the interbank market were EUR 367.0 million ($463.5 million) at year-end 2003, compared with EUR 381.1 million at year-end 2002.

     NIB’s goal is to continuously maintain a sufficient amount of liquidity to give the Bank flexibility in carrying out its borrowing program. In general, NIB strives to achieve a level of net liquidity that corresponds to its liquidity needs for twelve months. This enables the Bank to avoid accessing capital markets for borrowing during times of unfavorable market conditions. Using the method of calculation under International Financial Reporting Standards, the Bank’s net liquidity amounted to EUR 2,744.3 million ($3,466.1 million) at December 31, 2003, compared with EUR 2,947.0 million ($3,722.1 million) at December 31, 2002. The solidity ratio was 9.9% at December 31, 2003, and was 9.7% at December 31, 2002.

     NIB’s liquidity is primarily placed in U.S. dollars and Euro at variable interest rates. The U.S. dollar constituted 33% and the Euro 66% of the Bank’s liquidity at December 31, 2003. Only 1% was placed in other currencies. The Bank’s liquid assets are placed in the short-term market, using several different money market instruments. These consist of deposits, floating rate notes (FRN), asset-backed securities and asset swaps.

     (1) At the exchange rate of 1 SEK = USD 0.1386 and 1 AUD = USD 0.7522 as of December 31, 2003.

     NIB’s equity rose during 2003 from EUR 1,540.1 million ($1,945.2 million) to EUR 1,649.6 million ($2,083.4 million). Profits for the year amounted to EUR 151.3 million ($191.1 million). NIB will pay EUR 41.3 million ($52.2 million) in dividends to its Member countries out of profits for 2003.

     NIB strives to achieve a stable return on its equity. The Bank invests an amount corresponding to its equity in a separate interest-bearing securities portfolio, which is composed mostly of fixed and floating rate securities but which also includes some derivative financial instruments, primarily financial futures contracts. (For further information in this regard, please see “Financial Policies and Risk Management”.) NIB refers to this as its EUR fixed income portfolio. The return on this portfolio is an important contributor to NIB’s total profits. For accounting purposes, this portfolio is divided into one portfolio of securities that are anticipated to be held until maturity (the investment portfolio), and another portfolio, a mark-to-market portfolio which consists of securities that can be bought and sold continuously, based on an assessment of market developments (the trading portfolio). The distribution between the portfolios was 66% of total placements in the investment portfolio and 34% in the trading portfolio at year-end 2003.

FINANCIAL POLICIES AND RISK MANAGEMENT

     Since 1996, NIB has had an independent risk management unit which monitors risks associated with the Bank’s operations.

     The Bank’s financial guidelines stipulate that all kinds of risk (including interest rate risk, foreign exchange risk and counterparty risk) should be kept under strict control. In accordance with the Statutes of the Bank, NIB is particularly careful to protect itself against foreign exchange risk. Such risk is controlled on a daily basis and is kept within very narrow limits set by the Board of Directors of the Bank.

     In addition, the Board of Directors of the Bank has set up maximum limits for the interest rate risk the Bank may take excluding the EUR fixed income portfolio, which is monitored separately. NIB’s exposure is calculated by measuring how much an interest rate change of one percent would affect the Bank’s net interest income over time (gap analysis). The limits, which are set for each individual currency as well as for the Bank as a whole, are adjusted annually, and are expressed as percentages of the Bank’s equity, meaning that the net interest income effect of the hypothetical one percent change across the portfolio may not exceed the stated percentage of the Bank’s equity. The total limit is fixed at 2% of NIB’s equity, which as of December 31, 2003, corresponds to approximately EUR 30.0 million ($37.9 million). Total interest rate risk exposure at December 31, 2003, was EUR 2.7 million ($3.4 million). (1)

     In addition to using gap analysis, NIB has another limit system designed to ensure efficient management of the maturity profile of assets and liabilities. The exposure is calculated by measuring how much a 0.1 percentage point change in the margin on an asset or liability can affect the Bank’s net interest income over time. The limit is established for the Bank as a whole, and as of December 31, 2003, was set at EUR 16.0 million ($20.2 million), which is about 1% of the Bank’s equity. NIB’s total exposure at year-end was about 93% of the total limit. In addition to this sensitivity analysis, a EUR 1,000.0 million ($1,263.0 million) ceiling has been established to limit the difference in the cash flow between assets and liabilities in the course of any given year. This serves to prevent a large concentration of refinancing or reinvestment needs in the capital markets in a single year.

     In order to meet these limits, NIB monitors interest rate fluctuations and other risks associated with its operations on an ongoing basis. NIB also uses various types of derivative instruments such as interest rate and currency swaps, forward contracts, futures contracts, forward rate agreements and options, primarily to protect itself against the market risk arising from the Bank’s fixed interest borrowing and lending transactions.

     For the EUR fixed income portfolio, interest-rate risk limits have been established and are expressed as a combination of modified duration and value-at-risk (VAR) limits. The modified duration for the investment portfolio is to be between 3.0 and 5.5 years and between 0.5 and 5.5 years for the trading portfolio. The VAR-limit for the trading portfolio is 0.4% per day based on a confidence level of 95% and a holding period of one day.

     As noted above, NIB is required under the Statutes to obtain adequate security for its loans. NIB’s internal, unified risk classification system serves to further improve the evaluation and monitoring of the credit risk in the Bank’s lending operations as well as counterparty credit risk in its treasury activities. The system consists of categories on a scale ranking from 1 to 10, of which 1 represents the least risk and 10 represents the most risk. The Bank also has strict rules regarding exposure to individual borrowers and composition of the portfolio. For further information in this regard, see “Operations of NIB – Loan Policy”.

     The Bank accepts only counterparties of high credit standing for its treasury operations, and is therefore continuously evaluating the creditworthiness of existing and potential counterparties. To this end, NIB’s Board of Directors sets limits for each individual counterparty. These limits are adjusted annually on the basis of the size of NIB’s equity. The Board of Directors of the Bank is also continuously involved in approving changes to limits based on changes in counterparties’ creditworthiness and economic position.

     In managing its exposure under derivative instruments, particularly swaps, NIB utilizes a system that permits precise monitoring of the market value of each individual swap and, as a result, NIB’s exposure vis-a-vis its swap counterparties. In addition to calculating the current market value for each individual transaction entered into, the potential risk exposure for each such transaction is also calculated. The calculation of this potential risk is made in a manner more conservative than would be required under the 1988 Capital Accord by the Basel Committee on Banking Supervision. NIB uses a calculation system similar to that of the Basel Committee but with more stringent thresholds.

     Potential credit risk exposure is not calculated when the Bank enters into collateral agreements with swap counterparties. Collateral is then posted by the party being the net obligor after each mark-to-market. Only the value of an obligation above a certain threshold level is normally collateralised. The threshold levels are set in relation to the counterparty’s credit rating. As a rule, the threshold level (i.e. the acceptable uncollateralised exposure) is set at USD 125 million for a triple-A rated counterparty and the level falls to zero for counterparties with a rating in the lowest single-A category.

     For a description of the risk measures regarding the Bank’s lending operations, see “Operations of NIB – Loan Policy”.

(1) The corresponding figures for the previous four financial years were as follows: 2002, EUR 4.2 million ($5.3 million); 2001, EUR 5.2 million ($6.6 million ); 2000, EUR 2.9 million ($3.7 million); and 1999, EUR 3.3 million ($4.2 million).

OPERATIONS OF NIB

Loan Policy

     NIB’s basic lending objective is to provide funds for eligible projects as determined by the Bank in accordance with the Statutes on a case-by-case basis. NIB works towards closer economic integration between its Member countries. Each eligible project must be assessed as being economically, financially, technically and environmentally viable. Each eligible project must also further the objectives established by the governments of the Nordic countries and, in the case of investments outside of the Nordic countries, the development objectives of the recipient country. Furthermore, in the case of NIB’s international lending, an agreement is required regarding each recipient country’s recognition of NIB as a legal person under public international law and as having legal capacity under the municipal law of the country in question as well as recognition of NIB’s status as a MFI.

     In connection with its special lending programs, the Bank follows a policy similar to that of other multilateral financial institutions as regards the debt service obligations of its borrowers. Therefore, the Bank has not participated in any debt reschedulings of national debt. The requirement that NIB’s lending further Nordic objectives is not strictly defined but is evaluated in each case on its merits. Initially this meant that the project in question was in the interest of two or more of the Nordic countries. Examples include cooperation in industrial and infrastructure investments. This cooperation can take the form of supply of capital goods or services to the project or sponsorship thereto or responsibility for operations and maintenance of the project after completion.

     Over the years, NIB has adapted its activity to the developments in the policies of the Member countries. Currently, projects in certain areas, both geographical and sectoral, will qualify as furthering Nordic objectives, even if the project is connected to only one Nordic country. These projects include investments that improve the quality of the environment, financing of infrastructure investments, investments in corporate research and development and investments in the neighbouring areas. Projects in neighbouring areas which have a positive impact on the environment in the Nordic countries or which strengthen infrastructure links between the Nordic countries and neighbouring areas and in the Small and Medium-sized Enterprises (“SME”) sector are also eligible for financing even if a Nordic country is not directly involved.

     There are no specific requirements that NIB favor particular industries, economic sectors or countries as potential recipients, and there is no specified limit on the aggregate amount of loans that may be made to borrowers from a particular Nordic country. Loans may be granted for both governmental and private projects. A loan will not be made, nor a guarantee provided, if it is opposed by the government of the country in which the related project is located.

     The operations of NIB are to be conducted in accordance with sound banking principles and loans and guarantees are to be granted on commercial banking terms.

     Within the framework of NIB’s financial guidelines and risk management, the Bank’s lending operations are classified with respect to counterparty risk and the value of the security provided. A risk category is then determined for each loan.

     The Board of Directors of NIB has decided that the maximum amount of investment loans granted for a single project generally should not exceed 50% of the total cost of the project and that the maximum amount granted to borrowers belonging to a single group of companies should not, as a rule, exceed 20% of the Bank’s paid-in capital and general reserves. This 20% limit is not applicable for loans under special lending programs or if the loans are secured by a guarantee from any of the Member countries. In contrast, the 20% limit is reduced in the case of less creditworthy borrowers.

     The table below shows NIB’s 10 largest exposures under its general loan and guarantee authorization at December 31, 2003, calculated as a percentage of a) total amount outstanding under the authorization and b) the paid-in capital and general reserves of the Bank.

Rank	% of total amount outstanding	% of the paid-in capital and general reserves

1	3.2	18.1
2	2.7	15.3
3	2.7	15.0
4	2.6	14.2
5	2.1	11.8
6	2.0	11.3
7	1.9	10.4
8	1.8	10.3
9	1.7	9.7
10	1.7	9.6

     The Board of Directors has decided to limit the exposure (defined as total disbursements and loan commitments) of PIL (defined below) loans by setting a country limit related to the size and credit standing of the host country. For information about NIB’s exposure under the PIL-facility, see “International Lending – Project Investment Loans”.

     As noted above, NIB is required under the Statutes to protect itself against exchange risks. NIB’s general policy is to grant loans in the same currencies in which it borrows and not to convert funds obtained by it into other currencies without appropriate forward exchange risk coverage. Loans may be denominated in more than one currency and, although disbursements may be made in other currencies, must be repaid in the currencies in which they are denominated.

     In 2000, NIB further enhanced and improved its systems in order to control and measure the matching of the maturities of its loans to those of its borrowings. In this connection, the Board of Directors approved conservative limits for the maximum impact on the Bank’s net interest income due to future refinancing or reinvestment risks in its balance sheet. For further information in this regard, see “Financial Policies and Risk Management”.

     The majority of the Bank’s loans are made with final maturities of between five and fifteen years. Disbursements, amortizations and final maturities of the Bank’s loans are dependent upon each project’s schedule of development, cash flow generation, ultimate economic life and the availability to NIB of appropriate financing.

     NIB’s loans are made at both fixed and floating rates of interest, but in either case the rate is determined by reference to the incremental cost of funds in the relevant currency and by the underlying security and maturity of the loan. In order for NIB to be compensated for maintaining sufficient liquidity and to accommodate its borrower’s loan disbursement requirements, NIB has established a schedule of commitment fees to be charged on the undisbursed portions of its loan commitments.

Ordinary loans

     Previously NIB’s ceiling for ordinary lending amounted to 250% of its authorized capital stock. In 2001, the Bank’s Statutes were amended by expanding the basis for calculating the Bank’s maximum ceiling for its ordinary lending. This basis now not only consists of NIB’s authorized capital, but in addition, its accumulated, unallocated reserves (the Statutory Reserve and the General Credit Risk Fund). After allocation of the profit for fiscal year 2003 the Bank’s ordinary lending ceiling amounts to EUR 12,505.0 million ($15,793.8 million). See “Capitalization and Reserves – Authorized Capital Stock”. At December 31, 2003, outstanding loans (other than project investment loans, environmental investment loans and Baltic investment loans, which are described below and outside the scope of the general loan authorization for ordinary lending) amounted to the equivalent of EUR 8,481.2 million ($10,711.8 million) and issued guarantees amounted to the equivalent of EUR 28.6 million ($36.1 million), which together represented 170.1% of the Bank’s current authorized capital stock and accumulated, unallocated reserves.

Special lending programs

     The Bank has currently three special lending programs in addition to its ordinary lending.

     NIB may make project investment loans and give related guarantees under the project investment loans (“PIL”) facility. The authorization for the PIL-facility has been increased from EUR 3,300.0 million ($4,167.9 million) to EUR 4,000.0 million ($5,052.0 million) with effect from July 1, 2004. At December 31, 2003, outstanding project investment loans amounted to EUR 2,006.2 million ($2,533.8 million). No guarantee was issued under this facility.

     Under the environmental investment loans facility (“MIL”), the Bank may make investment loans and guarantees up to a maximum amount of EUR 300.0 million ($378.9 million) to finance projects to improve the environment and reduce pollution in the regions neighboring the Nordic countries. Outstanding environmental investment loans were re-allocated from the MIL facility to the PIL facility during 2001. As a result of the re-allocation, only EUR 17.0 million ($21.5 million) was outstanding at December 31, 2003. No guarantee was issued under this facility.

     Under the Baltic investment loans (“BIL”) facility, the Bank was authorized to make special investment loans and guarantees up to a maximum amount of EUR 60.0 million ($75.8 million). This facility expired at the end of 1999. At December 31, 2003, outstanding Baltic investment loans amounted to EUR 18.0 million ($22.7 million). No guarantee was issued under this facility.

     For a further description of the special lending programs, see “Operations of NIB – International Lending”.

     Although a majority of the Bank’s loans have been made for projects located in the Nordic countries, an increasing number of loans are being made for projects located elsewhere. NIB’s lending within the Nordic countries can be grouped into two categories – investment loans and regional loans. NIB’s international lending includes the special lending programs and other international investment loans.

Nordic Lending

     The Bank’s Nordic lending comprises investment loans, regional loans and loan guarantees. At December 31, 2003, investment loan and regional loan commitments totalled EUR 8,564.2 million ($10,816.6 million), of which EUR 8,350.4 million ($10,546.6 million) was outstanding. At December 31, 2003, NIB had issued Nordic guarantees totalling EUR 28.6 million ($36.1 million).

Investment Loans

     Investment projects which benefit one or more of the Nordic countries, and in which at least two Nordic countries make a major contribution, are generally eligible for investment loans. In addition, NIB may grant investment loans for projects situated outside the Nordic region if either the security for the project is provided by a Nordic participant or the borrower is located in one of the Nordic countries. For more information on eligibility for investment loans, see “Operations of NIB – Loan Policy”.

     At December 31, 2003, NIB had investment loan commitments totalling EUR 8,477.4 million ($10,707.0 million), of which EUR 8,263.6 million ($10,436.9 million) was outstanding.

Regional Loans

     Since June 1980, NIB has made loans to national regional credit institutions in the Member countries that have been designated as eligible loan recipients by the Nordic Council of Ministers. The loans are on-lent by the recipients to investment projects in development regions within the Member countries pursuant to a program for Nordic regional cooperation adopted by the Nordic Council of Ministers. The facility is limited to 5% of the ceiling for ordinary lending, and currently amounts to EUR 625.3 million ($789.8 million). At December 31, 2003, NIB had commitments for 14 regional loans totalling EUR 86.7 million ($109.5 million), all of which were outstanding.

     The table below shows the number, principal amount and percentage distribution of investment loans and regional loans outstanding as well as issued guarantees at December 31, 2003, allocated by country according to the domicile of the borrower’s group headquarters.

Loans	Number of loans	Percentage	Amount (millions of EUR)	Percentage	Amount (millions of USD)

Denmark	64	12.6%	1,121.5	13.5%	1,416.5
Investment Loans	64		1,121.5
Regional Loans	0		0.0
Finland	181	35.7%	2,540.0	30.5%	3,208.0
Investment Loans	177		2,504.0
Regional Loans	4		36.0
Iceland	95	18.7%	537.5	6.4%	678.9
Investment Loans	85		486.9
Regional Loans	10		50.6
Norway	40	7.9%	1,142.4	13.7%	1,442.9
Investment Loans	40		1,142.4
Regional Loans	0		0.0
Sweden	125	24.7%	2,964.4	35.6%	3,744.0
Investment Loans	125		2,964.4
Regional Loans	0		0.0

Total Loans*	505	99.6%	8,305.5	99.7%	10,490.0

Guarantees:
Finland	1	0.2%	25.0	0.3%	31.6
Sweden	1	0.2%	3.6	0.0%	4.6
Total Guarantees*	2	0.4%	28.6	0.3%	36.1

IAS 39-value adjustments			44.8		56.6
Total Loans and Guarantees*	507	100.0%	8,378.9	100.0%	10,582.6

*	May differ from the sum of individual figures due to rounding.

International Lending

     As noted above, the Bank’s international lending comprises the special lending programs PIL, MIL and BIL and other international investment loans. At December 31, 2003 commitments for such loans aggregated EUR 2,935.8 million ($3,707.9 million), of which EUR 2,172.1 million ($2,743.4 million) was outstanding. At December 31, 2003, there were no guarantees issued under international lending.

Project Investment Loans (PIL)

     PIL loans and guarantees are intended to finance projects in growth markets of Asia, Latin America, Central and Eastern Europe, Africa and the Middle East, where such projects are in the interest of Nordic countries and the recipient countries. These loans are intended to help meet the demand for long-term financing of projects and are made in accordance with regular banking practices. A majority of such loans are made to governments or against government guarantees. Such loans can also be made for infrastructure projects in recipient countries without a direct guarantee from the government if the projects are supported by long-term indirect undertakings by the government of such country. Projects may be co-financed with the World Bank, other multilateral and bilateral institutions as well as commercial banks.

     The authorization for this program is set in absolute terms in the Statutes as EUR 3,300.0 million ($4,167.9 million). Each PIL loan is guaranteed on an individual basis by the Member countries for a maximum of 90% of its principal amount plus interest up to an aggregate amount of EUR 1,800.0 ($2,273.4 million), or 54.5% of the total program. It is within the powers of the Board of Directors to designate which loans and guarantees should be included in this program at any given time. It is also the Board of Directors who decides to call on the Member country guarantees. Since the inception of the program in 1982 no such calls have been made. The authorization for the program has been increased several times. On October 27, 2003, the Nordic Council of Ministers approved an increase in the PIL-facility from EUR 3,300.0 million ($4,167.8 million) to EUR 4,000.0 million ($5,052.0 million), with no change in the EUR 1,800.0 million ($2,273.4 million) guarantee. The increase became effective on July 1, 2004. In connection with this increase, and with the same effective date, NIB decided to adjust the guidelines for calling the Member countries’ guarantees. Under the adjusted guidelines, NIB will assume 100% of any losses occurred under an individual PIL loan, up to the amount available at any given time in the Credit Risk Fund (PIL). Only thereafter would NIB call the Member countries’ guarantees. In view of these adjusted guidelines, the Board of Directors intends to propose that NIB allocate significant amounts from NIB’s profits to the Credit Risk Fund (PIL) during the next few years.

     At December 31, 2003, NIB had commitments for 328 project investment loans totalling EUR 2,639.6 million ($3,333.8 million), of which EUR 2,006.2 million ($2,533.8 million) was outstanding. No guarantee has been issued by NIB under this program.

     The table below shows the allocation of project investment loans by number and outstanding principal amount as well as total commitments for each country at December 31, 2003.

Sovereign PIL	Number of loans	Loans outstanding millions of		Total Commitments millions of
		EUR	USD	EUR	USD

Botswana	2	13.7	17.3	13.7	17.3
Brazil	1	79.2	100.0	79.2	100.0
Cameroon	2	5.7	7.2	5.7	7.2
China	94	173.9	219.6	307.4	388.3
Colombia	3	39.1	49.4	40.4	51.0
Egypt	1	3.1	3.9	3.1	3.9
Estonia	21	40.9	51.7	77.3	97.6
India	4	56.5	71.4	56.5	71.4
Indonesia	12	108.5	137.0	124.3	157.0
Jordan	1	4.0	5.1	5.8	7.3
Latvia	47	29.8	37.6	41.6	52.5
Lithuania	11	33.3	42.1	96.9	122.4
Mauritius	3	5.9	7.5	5.9	7.5
Mexico	4	73.2	92.5	97.0	122.5
Pakistan	5	15.0	19.0	15.0	19.0
Peru	1	1.2	1.5	1.2	1.5
Philippines	3	36.5	46.1	36.5	46.1
Poland	5	159.5	201.5	169.2	213.7
Romania	3	16.8	21.2	40.1	50.7
Slovakia	1	1.0	1.3	1.0	1.3
South Africa	2	38.5	48.6	38.5	48.6
Thailand	6	125.1	158.0	125.1	158.0
Tunisia	11	128.9	162.8	149.4	188.7
Turkey	13	122.4	154.6	131.2	165.7
Venezuela	4	63.3	80.0	73.4	92.7
Vietnam	16	40.4	51.0	73.9	93.3

Sovereign lending, total*	276	1,415.5	1,787.8	1,809.4	2,285.3

Non-sovereign PIL	Number of loans	Loans outstanding millions of		Total Commitments millions of
		EUR	USD	EUR	USD

Argentina	2	16.5	20.8	16.5	20.8
Brazil	4	23.8	30.1	83.1	105.0
Central American Bank for Economic Integration	2	7.9	10.0	47.5	60.0
China	1	2.7	3.4	4.0	5.1
Corporacion Andina de Fomento	2	25.7	32.5	41.6	52.5
Croatia	1	17.8	22.5	24.0	30.3
Czech Republic	3	67.6	85.4	67.6	85.4
Egypt	2	8.1	10.2	11.5	14.5
Estonia	7	101.0	127.6	141.0	178.1
India	3	82.8	104.6	82.8	104.6
Laos	1	6.4	8.1	6.4	8.1
Latvia	3	14.2	17.9	22.7	28.7
Lithuania	3	3.8	4.8	4.0	5.1
Mexico	3	59.4	75.0	59.4	75.0
Peru	1	0.0	0.0	23.8	30.1
Philippines	3	29.0	36.6	29.0	36.6
Poland	2	19.1	24.1	24.2	30.6
Romania	1	27.7	35.0	27.7	35.0
Russia	1	4.2	5.3	4.2	5.3
South Africa	6	43.5	54.9	79.8	100.8
Thailand	1	23.8	30.0	23.8	30.1

Non-sovereign PIL, total*	52	585.0	738.9	824.5	1,041.3

PIL, total*	328	2,000.5	2,526.6	2,633.9	3,326.6
IAS 39-value adjustments		5.7	7.2	5.7	7.2
Total*		2.006.2	2,533.8	2,639.6	3,333.8

*	May differ from the sum of individual figures due to rounding.

Environmental Investment Loans (MIL)

     The MIL facility consists of loans and guarantees for the financing of private and public projects in the region neighboring the Nordic countries to improve the environment and reduce cross border pollution in the Nordic region. The MIL facility was established in 1997 after formal decisions in each of the Nordic countries. The authorization for this facility was initially EUR 100.0 million ($126.3 million). In June 2002 the Nordic Council of Ministers decided to increase the amount to EUR 300.0 million ($378.9 million). The increase entered into force on January 1, 2003 after approval at the national level in each Member country. This facility is 100% guaranteed by the Member countries. It is within the powers of the Board of Directors to designate which loans and guarantees should be included under this facility at any given time. At December 31, 2003, NIB had commitments amounting to EUR 106.7 million ($134.8 million) under this facility, of which EUR 17.0 million ($21.5 million) was outstanding. No guarantee has been issued under this program.

     The table below shows the allocation of MIL loans by number and outstanding principal amount as well as total commitments for each country at December 31, 2003.

Environmental investment loans (MIL)	Number of loans	Loans outstanding millions of		Total Commitments millions of
		EUR	USD	EUR	USD

Russia	6	17.0	21.5	106.7	134.8

Total	6	17.0	21.5	106.7	134.8

Baltic Investment Loans (BIL)

     The BIL facility is part of the Baltic Investment Program (“BIP”). As the BIP-program expired at the end of 1999, new loans can no longer be granted under the facility. The BIL facility consists of loans primarily to small and medium-sized enterprises located in Estonia, Latvia and Lithuania. The purpose of the BIL facility was to contribute to the development of the private sector in the Baltic countries while also increasing economic cooperation between the Nordic and the Baltic countries. A major part of the funds from this facility was channelled through national Baltic long term investment banks or in cooperation with them. The authorization for the BIL facility was initially ECU 30.0 million ($37.9 million). In connection with the extension in 1996 of such facility until the end of 1999, the authorization of the facility was also increased to ECU 60.0 million ($75.8 million). Baltic investment loans are 100% guaranteed by the Member countries. At December 31, 2003, NIB had commitments amounting to EUR 18.0 million ($22.7 million) under this facility, all of which was outstanding. No guarantee has been issued under this program.

     The table below shows the allocation of BIL loans by number and outstanding principal amount for each country at December 31, 2003.

Baltic investment loans (BIL)	Number of loans	Loans outstanding millions of
		EUR	EUR

Estonia	9	11.3	14.3
Latvia	3	4.7	5.9
Lithuania	2	2.0	2.5

Total	14	18.0	22.7

Other International Investment Loans (IL)

     In addition to the project investment loans facility, the environmental investment loans facility and the Baltic investment loans facility, the Bank also participates in the financing of projects outside the Nordic region under the Bank’s general loan and guarantee authorization, particularly within the member countries of the Organization for Economic Cooperation and Development (the “OECD”). Loans to the Baltic countries can be made under this authorization. At December 31, 2003, NIB had commitments amounting to EUR 171.4 million ($216.5 million) under IL, of which EUR 130.8 million ($165.2 million) was outstanding. No guarantee has been issued under IL.

     The table below shows the allocation of IL loans by number and outstanding principal amount as well as total commitments for each country at December 31, 2003.

Other international investment loans (IL)	Number of loans	Loans outstanding millions of		Total Commitments millions of
		EUR	USD	EUR	USD

Brazil	1	0.0	0.0	27.7	35.0
Estonia	2	20.0	25.3	20.5	25.9
Latvia	3	105.1	132.7	112.8	142.5
Lithuania	4	5.3	6.7	10.0	12.6
Total	10	130.4	164.7	171.0	216.0
IAS 39-value adjustments		0.4	0.5	0.4	0.5

Total		130.8	165.2	171.4	216.5

Loans Outstanding

     At December 31, 2003, 811 loans amounting to EUR 10,522.4 million ($13,289.8 million) were outstanding and two loan guarantees amounting to EUR 28.6 million ($36.1 million) had been issued. The following table sets forth a breakdown as per business sector of NIB’s outstanding loans and issued guarantees at December 31, 2003.

	In millions of EUR	In millions of USD	Percentage

NORDIC LENDING
Investment Loans:
Fishing	1.7	2.2	0.0%
Mining and quarrying	165.2	208.7	2.0%
Manufacturing	3,979.2	5,025.7	48.0%	(1)
Electricity, gas and water supply	1,739.6	2,197.1	20.9%
Construction	302,3	381.8	3.6%
Wholesale and retail trade	158.2	199.8	1.9%
Hotels and restaurants	38.0	48.0	0.5%
Transport and communication	851.1	1,074.9	10.3%
Financing and insurance	671.8	848.5	8.1%
Real estate and business services	133.7	168.9	1.6%
Education	2.6	3.3	0.0%
Public management and other services	175.9	222.2	2.1%

Total*	8,219.2	10,380.9	99.0%

Regional loans (unspecified)	86.6	109.4	1.0%

Nordic lending total*	8,305.5	10,490.0	100.0%

	In millions of EUR	In millions of USD	Percentage

INTERNATIONAL LENDING
Agriculture, forestry and fishing	8.9	11.2	0.4%
Mining and quarrying	18.4	23.2	0.9%
Manufacturing	338.1	427.0	15.6%
Electricity, gas and water supply	754.1	952.4	34.8%
Construction	89.6	113.2	4.1%
Wholesale and retail trade	13.1	16.6	0.6%
Hotels and restaurants	14.2	18.0	0.7%
Transport and communication	675.4	853.0	31.2%
Financing and insurance	10.0	12.6	0.5%
Real estate and business services	13.9	17.6	0.6%
Education	26.7	33.7	1.2%
Public management and other services	142.4	1.0	6.6%
Loan programs (unspecified)	60.9	76.9	2.8%

International lending total*	2,166.0	2,735.7	100.0%
IAS 39 Value Adjustment**	50.9	64.3

Total*	10,522.4	13,289.8	100.0%

GUARANTEES
Nordic lending	28.6	36.1	100.0%
International lending	0.0	0.0	0.0%

Total	28.6	36.1	100.0%

(1)	Engineering products has the biggest share, 28% of the total amount outstanding in this sector.
*	May differ from the sum of individual figures due to rounding.
**	Due to the fact that the portion of the Bank’s loans designated as hedged items (corresponding to approximately 12.7% of total amount outstanding at year end 2003) is carried at fair value.

     At December 31, 2003, outstanding loans had fixed interest rates ranging from 1.41% per annum on a loan denominated in Japanese yen to 10.50% per annum on a loan denominated in Euro.

     The following table sets forth the scheduled amortizations of outstanding loans at December 31, 2003.

Amortization in:	In millions of EUR	In millions of USD

2004	944.0	1,192.3
2005	761.0	961.1
2006	1,230.6	1,554.3
2007	1,374.9	1,736.5
2008	1,439.3	1,817.8
2009 and thereafter	4,721.6	5,963.4
IAS 39 value adjustment**	50.9	64.3

Total*	10,522.4	13,289.8

*	May differ from the sum of individual figures due to rounding.
**	Due to the fact that the portion of the Bank’s loans designated as hedged items (corresponding to approximately 12.7% of total amount outstanding at year end 2003) is carried at fair value.

     The remaining average life of loans outstanding at December 31, 2003, calculated to the next date on which the Bank has the right to reset the interest rate or currency of denomination, was 4 years and 3 months, with actual maturities from the date of first disbursement ranging from 1.5 to 23 years.

     Outstanding loans at December 31, 2003, were denominated in the following currencies:

Currency of Loan	Percentage of Total Loans Outstanding(1)

EUR	43.5%
US dollars	29.0%
Swedish kronor	16.2%
Danish kroner	6.5%
Norwegian kroner	3.1%
Pound sterling	0.5%
Swiss franc	0.5%
Japanese yen	0.4%
Icelandic kronur	0.2%
Latvian lats	0.1%
Estonian kroon	0.03%
Polish zloty	0.02%

Total	100.0%

(1)	Amounts lent in the various currencies differ from the amounts borrowed due to timing differences between the Bank’s fundings and disbursements, the effects of currency swaps entered into by the Bank and the funding of certain loans from the Bank’s paid-in capital.

     At December 31, 2003, the principal repayment protection for NIB’s outstanding loans was as follows:

Loans to or guaranteed by Member countries(1)	1.8%
Loans to or guaranteed by local authorities in Member countries(1)	2.8%
Loans to or guaranteed by other countries(2)	13.5%
Loans to or guaranteed by companies owned 50 % or more by Member countries or local authorities in Member countries(1)(3)	6.0%
Loans to or guaranteed by banks	5.9%
Loans to entities other than the foregoing(4)	69.6%
Loans without security	0.4%

Total	100.0%

(1)	Of loans outstanding for projects in the Nordic countries in these categories, which together totalled approximately EUR 1,111.5 million ($1,403.8 million), 2.5% were to Denmark, 22.4% were to Finland, 32.8% were to Iceland, 15.2% were to Norway and 27.1% were to Sweden.
(2)	Loans to or guaranteed by other countries than the Member countries are partly made under special lending programs.
(3)	A Member country would not ordinarily be liable for the company’s debts only because it is a controlling shareholder.
(4)	Such loans are supported by mortgages and other collateral (6.3%), parent company or other guarantees (25.4%) and negative pledge and other financial covenants (68.3%).

Other International Activities

     NIB, together with other MFI’s, continued its participation in the Helsinki Commission (“HELCOM”) Project Implementation Task Force within the framework of the Baltic Sea Environmental Program. Covered by special purpose funds set up by the Nordic countries, NIB is acting as executing agent for environmental projects in the neighboring region of Eastern and Central Europe. Under a similar arrangement, NIB has been active in the development and implementation of the Via Baltica Transport Corridor. NIB has also, together with other MFI’s, participated in the elaboration of an Agenda 21 for the Baltic Sea Region (“BA 21”). The aim of the BA 21 is to ensure that economic growth be compatible with environmental concerns, thereby contributing to sustainable development in the region. The BA 21 was endorsed by the foreign ministers of the Council of Baltic Sea States at its meeting in June 1998.

     On June 10, 1995, NIB decided to become a member of the European Investment Fund (the “EIF”) and, in accordance with the decision taken by the General Meeting of EIF on June 20, 1995, subscribed for a portion of EUR 15.0 million ($19.0 million) of the authorized capital of the EIF. The EIF was established in June 1994. In June 2000, EIF’s statutes were restructured and its shareholding structure was modified. In August 2000, NIB sold EUR 10.0 million ($12.6 million) of its shareholding in the EIF to the European Investment Bank. EIF´s main objective is to support the creation, growth and development of small and medium-sized enterprises. It intervenes by means of risk capital and guarantee instruments, using either its own funds or those available within the framework of mandates entrusted to it by the European Investment Bank or the European Union.

     In conjunction with Sweden’s Presidency of the European Union during 2001, NIB initiated an environmental partnership within the EU’s northern dimension – The Northern Dimension Environmental Partnership (“NDEP”), aimed at strengthening cooperation between the EU Commission, international financial institutions and, above all, Russia, to solve urgent environmental problems within the Northern Dimension area of the European Union. The NDEP is primarily focused on promoting significant environmental projects for the achievement of sustainable solutions in the fields of wastewater treatment, waste management and energy supply, all of which are major sources of cross-border pollution. NDEP’s activities are led by a Steering group, which selects projects and appoints a lead bank for each project. The partnership has a support fund with the task of collecting pledges from donor countries in order to ensure the sufficient financing of the projects. At the end of 2003 the fund had over EUR 190.0 million ($240.0 million) at its disposal that consists of contributions from the EU and individual participant countries. A part of the contributions are earmarked for the clean-up of nuclear waste. The NDEP encompasses at the moment 12 projects in northwest Russia with an estimated investment need of around EUR 1.3 million ($1.6 million). NIB is leading the financing and preparation of seven of the projects.

LEGAL STATUS

     Under the 1998 Agreement, NIB has status as an international legal personality with full legal capacity. In particular, the Bank has the capacity to enter into agreements, to acquire and dispose of immovable and movable property, and to be a party to legal proceedings before courts of law and other authorities. The 1998 Agreement further states that NIB, as a common international financial institution, has the same status as other legal persons conducting similar operations within and outside the Nordic countries.

     The 1998 Agreement also contains, among others, provisions regarding certain immunities. According to these provisions actions may be brought against the Bank only in a court of competent jurisdiction in the territory of a country in which the Bank has established an office, or has appointed an agent for the purpose of accepting service of process, or when the Bank has otherwise expressly accepted jurisdiction. Actions may, however, be brought by a Member country or by persons acting for or deriving claims from a Member country only if the Bank has given its express consent thereto.

     In addition, the 1998 Agreement provides that property and assets of the Bank shall be immune from execution of judgement or decree by judicial or administrative authority before such judgment or decree is final. The property and assets of the Bank shall further be immune from search, requisition, confiscation and expropriation. The Bank, its property and assets shall also be immune from procedural measures of constraints, such as seizure.

     The 1998 Agreement prescribes that the premises and archives of the Bank and all documents belonging to it or held by it shall be inviolable.

     The 1998 Agreement also states that NIB is exempt from payment restrictions and credit policy measures which in any manner prevent or impede the fulfilment of its commitments. NIB, its income, assets and property shall be exempt from all taxation as set forth in the relevant Article. The Bank shall also be exempt from taxes on purchase and transfer of real estate and securities and the procurement of goods and services in connection with the official activities of the Bank. Borrowing and lending by the Bank and borrowing from the Bank is also exempt from all taxes and imposts of similar nature.

NORDIC INVESTMENT BANK – ADMINISTRATION

     Under the Statutes of the Bank, all powers of the Bank are vested in the Board of Directors. The Board is composed of ten members, two being appointed by each Member country, who serve for renewable terms of up to four years and each of whom has one vote. Each Member country also appoints two alternates according to the same principles. The chairmanship and deputy chairmanship of the Board rotate every two years.

     The following individuals are the Directors and Alternate Directors of NIB:

Directors

Denmark	Ib Katznelson	Deputy Secretary, Ministry of Economic and Business Affairs
	Lars Kolte	Managing Director, Danish Export Credit Agency

Finland	Bo Göran Eriksson	Director General, Ministry of Trade and Industry
	Kristina Sarjo	Financial Counsellor, Ministry of Finance

Iceland	Bolli Thór Bollason	Director General, Ministry of Finance
Chairman of the Board
	Thorsteinn Ólafsson	Director

Norway	Arild Sundberg	Director General, National Insurance Administration
Deputy Chairman of the Board
	Eli Telhaug	Deputy Director General, Ministry of Finance

Sweden	Claes de Neergaard	Director
	Bo Marking	Director

Alternate Directors

Denmark	Hans Denkov	Assistant Director, Danmarks Nationalbank
	William Friis- Møller	Ambassador

Finland	Risto Paaermaa	Deputy Director General, Ministry of Trade and Industry
	Seppo Suokko	Financial Counsellor

Iceland	Ragnheiður E. Árnadóttir	Political Adviser to the Minister, Ministry of Finance
	Páll Magnússon	Political Adviser to the Minister, Ministry of Industry and Commerce

Norway	Kari Gjesteby	Executive Director, Central Bank of Norway
	Peter Reine	Deputy Director General, Ministry of Finance

Sweden	Ulrika Barklund Larsson	Director, Ministry of Finance
	Lena Rooth	Manager, International Financial Services, Swedish Trade Council

     The business address for each of the Directors mentioned above is Fabianinkatu 34, P.O. Box 249, FIN-00171 Helsinki, Finland.

     Under the Statutes, The Board of Directors may delegate its powers to the President, who is appointed by the Board and who participates in its meetings. The Statutes provide, however, that the President may not be a member or alternate of the Board. The President may be appointed by the Board of Directors for renewable terms of not more than five years each. The current senior management of NIB and their positions are:

Name	Position

Jón Sigurðsson	President. Mr Johnny Åkerholm has been appointed new President of NIB from April 1, 2005.

Carl Löwenhielm	Executive Vice President, Head of the Nordic Lending Department. Responsible for Information Technology.

Erkki Karmila	Executive Vice President, Head of the International Lending Department

Torben Nielsen	Senior Vice President, Head of the Financial Department.

Siv Hellén	Senior Vice President and General Counsel

Oddvar Sten Rønsen	Senior Vice President, Head of the Appraisal Department.
Responsible for Financial Administration and Planning and heads the project organisation for environmental financing within the Northern Dimension.

Juha Kotajoki	Senior Vice President, Head of the Risk Management Department. Responsible for Personnel and Office, Accounting and Budgeting

     A Control Committee has the responsibility for ensuring that the operations of the Bank are conducted in accordance with its Statutes. The Control Committee is also responsible for conducting an audit of the Bank’s financial statements to be delivered to the Nordic Council of Ministers. The Control Committee is composed of ten members, serving renewable terms of up to two years, one appointed from each Member country by the Nordic Council of Ministers and five appointed by the Nordic Council.

     The current members of the Control Committee of the Bank are:

Denmark	Per Kaalund	Member of Parliament
	Gitte Seeberg	Member of Parliament

Finland	Olavi Ala-Nissilä	Member of Parliament
	Riitta Prusti	Former Member of Parliament

Iceland	Jónína Bjartmarz	Member of Parliament
	Guðmundur Snorrason	Authorized Public Accountant
Chairman of the Control Committee

Norway	Trond Helleland	Member of Parliament
	Anders Talleraas	Civil Engineer

Sweden	Bill Fransson	Managing Director
	Tuve Skånberg	Member of Parliament

     At December 31, 2003 the bank had 147 employees.

EXHIBIT V
NORDIC INVESTMENT BANK

Schedule of Funded Debt, April 30, 2004 (in thousands)

			Initial amount		Aggregate principal amount outstanding at April 30, 2004

Currency	Interest %	Issue Date/Maturity	In currency of borrowing	In equivalent of USD	In currency of borrowing	In equivalent of USD *

US dollars	7.5000	1995-2005	200,000	200,000	200,000	200,000
US dollars	5.8750	1998-2008	500,000	500,000	500,000	500,000
US dollars	5.8750	1999-2008	150,000	150,000	100,647	100,647
US dollars	5.4000	1999-2009	100,000	100,000	100,000	100,000
US dollars	5.7000	2001-2007	100,000	100,000	100,000	100,000
US dollars	5.4600	2001-2008	56,000	56,000	30,500	30,500
US dollars	6.2300	2002-2022	20,000	20,000	20,000	20,000
US dollars	6.2100	2002-2022	20,000	20,000	20,000	20,000
US dollars	6.1850	2002-2022	20,000	20,000	20,000	20,000
US dollars	6.2500	2002-2022	20,000	20,000	20,000	20,000
US dollars	0.0000	2002-2022	19,798	19,798	22,557	22,557	**
US dollars	4.5500	2002-2006	103,000	103,000	103,000	103,000
US dollars	3.6500	2002-2006	50,000	50,000	30,000	30,000
US dollars	6.6800	2002-2032	25,007	25,007	26,677	26,677	**
US dollars	0.5000	2002-2012	142,000	142,000	142,000	142,000
US dollars	6.6000	2002-2032	12,303	12,303	13,115	13,115	**
US dollars	2.7500	2002-2006	1,000,000	1,000,000	1,000,000	1,000,000
US dollars	0.5000	2002-2012	196,000	196,000	196,000	196,000
US dollars	3.7700	2002-2009	100,000	100,000	100,000	100,000
US dollars	0.5000	2003-2013	48,000	48,000	48,000	48,000
US dollars	0.0000	2003-2033	20,000	20,000	21,350	21,350	**
US dollars	0.5000	2003-2013	62,000	62,000	62,000	62,000	**
US dollars	0.0000	2003-2033	20,000	20,000	21,253	21,253	**
US dollars	0.0000	2003-2033	25,000	25,000	26,513	26,513	**
US dollars	3.1250	2003-2008	1,000,000	1,000,000	1,000,000	1,000,000
US dollars	0.0000	2003-2023	19,866	19,866	19,866	19,866	**
US dollars	0.0000	2003-2024	28,386	28,386	28,386	28,386	**
US dollars	0.0000	2003-2028	24,426	24,426	24,426	24,426	**
US dollars	0.0000	2003-2033	20,000	20,000	20,000	20,000	**
US dollars	0.0000	2003-2033	11,400	11,400	11,400	11,400	**
US dollars	0.0000	2003-2033	19,238	19,238	19,238	19,238	**
US dollars	0.0000	2003-2030	21,766	21,766	21,766	21,766	**
US dollars	0.0000	2003-2033	20,000	20,000	20,000	20,000	**
US dollars	0.0000	2003-2033	20,000	20,000	20,000	20,000	**
US dollars	0.0000	2003-2025	20,175	20,175	20,175	20,175	**
US dollars	0.0000	2003-2033	30,000	30,000	30,000	30,000	**
US dollars	0.0000	2003-2033	100,000	100,000	100,000	100,000	**
US dollars	0.0000	2003-2033	50,000	50,000	50,000	50,000	**
US dollars	0.0000	2003-2033	100,000	100,000	100,000	100,000	**
US dollars	0.5000	2003-2014	150,000	150,000	150,000	150,000
US dollars	4.0000	2003-2009	40,000	40,000	40,000	40,000
US dollars	0.0000	2003-2033	25,000	25,000	25,000	25,000	**
US dollars	3.8800	2003-2009	100,000	100,000	100,000	100,000
US dollars	0.0000	2003-2033	100,000	100,000	100,000	100,000	**
US dollars	2.8750	2004-2009	1,000,000	1,000,000	1,000,000	1,000,000
US dollars	3.8800	2004-2011	100,000	100,000	100,000	100,000
US dollars	4.0400	2004-2012	100,000	100,000	100,000	100,000

1

			Initial amount		Aggregate principal amount outstanding at April 30, 2004

Currency	Interest %	Issue Date/Maturity	In currency of borrowing	In equivalent of USD	In currency of borrowing	In equivalent of USD *

Japanese yen	4.5000	1994-2004	5,000,000	45,298	5,000,000	45,298
Japanese yen	4.4000	1994-2004	3,000,000	27,179	3,000,000	27,179
Japanese yen	5.7000	1994-2004	10,000,000	90,597	10,000,000	90,597
Japanese yen	3.0450	1995-2007	5,000,000	45,298	5,000,000	45,298
Japanese yen	0.0000	1995-2010	2,000,000	18,119	2,000,000	18,119
Japanese yen	4.0000	1995-2005	5,000,000	45,298	5,000,000	45,298
Japanese yen	3.1600	1996-2006	5,000,000	45,298	5,000,000	45,298
Japanese yen	Fixed	1996-2006	3,000,000	27,179	3,000,000	27,179
Japanese yen	3.0200	1997-2007	9,588,000	86,864	9,588,000	86,864
Japanese yen	Floating	1997-2007	2,000,000	18,119	2,000,000	18,119
Japanese yen	3.2000	1997-2007	9,270,000	83,983	9,270,000	83,983
Japanese yen	3.0800	1997-2007	9,450,000	85,614	9,450,000	85,614
Japanese yen	3.1000	1997-2007	9,909,600	89,778	9,909,600	89,778
Japanese yen	5.2400	1997-2022	5,000,000	45,298	5,000,000	45,298
Japanese yen	Floating	1998-2013	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	1998-2018	2,000,000	18,119	2,000,000	18,119
Japanese yen	Floating	1998-2028	4,000,000	36,239	4,000,000	36,239
Japanese yen	Floating	1999-2014	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	1999-2019	500,000	4,530	500,000	4,530
Japanese yen	Floating	1999-2017	4,000,000	36,239	4,000,000	36,239
Japanese yen	Floating	1999-2009	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	1999-2019	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	1999-2019	500,000	4,530	500,000	4,530
Japanese yen	Floating	1999-2014	500,000	4,530	500,000	4,530
Japanese yen	2.0000	1999-2011	3,000,000	27,179	3,000,000	27,179
Japanese yen	Floating	1999-2019	500,000	4,530	500,000	4,530

2

			Initial amount		Aggregate principal amount outstanding at April 30, 2004

Currency	Interest %	Issue Date/Maturity	In currency of borrowing	In equivalent of USD	In currency of borrowing	In equivalent of USD *

Japanese yen	Floating	1999-2019	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	1999-2014	1,100,000	9,966	1,100,000	9,966
Japanese yen	Floating	1999-2019	1,000,000	9,060	1,000,000	9,060
Japanese yen	3.0000	1999-2004	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	1999-2011	500,000	4,530	500,000	4,530
Japanese yen	Floating	1999-2019	1,100,000	9,966	1,100,000	9,966
Japanese yen	2.6750	1999-2011	8,000,000	72,477	8,000,000	72,477
Japanese yen	3.3200	2000-2020	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2001-2026	2,000,000	18,119	2,000,000	18,119
Japanese yen	Floating	2001-2026	3,000,000	27,179	3,000,000	27,179
Japanese yen	Floating	2001-2026	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2001-2031	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2001-2016	3,000,000	27,179	3,000,000	27,179
Japanese yen	Floating	2001-2031	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2001-2026	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2001-2031	5,000,000	45,298	5,000,000	45,298
Japanese yen	Floating	2002-2031	2,700,000	24,461	2,700,000	24,461
Japanese yen	Floating	2002-2027	1,300,000	11,778	1,300,000	11,778
Japanese yen	Floating	2002-2032	5,500,000	49,828	5,500,000	49,828
Japanese yen	Floating	2002-2032	2,900,000	26,273	2,900,000	26,273
Japanese yen	Floating	2002-2027	1,200,000	10,872	1,200,000	10,872
Japanese yen	Floating	2002-2032	1,200,000	10,872	1,200,000	10,872
Japanese yen	Floating	2002-2032	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2002-2032	1,400,000	12,684	1,400,000	12,684
Japanese yen	Floating	2002-2032	2,200,000	19,931	2,200,000	19,931
Japanese yen	Floating	2002-2032	1,000,000	9,060	1,000,000	9,060

3

			Initial amount		Aggregate principal amount outstanding at April 30, 2004

Currency	Interest %	Issue Date/Maturity	In currency of borrowing	In equivalent of USD	In currency of borrowing	In equivalent of USD *

Japanese yen	Floating	2002-2032	1,700,000	15,401	1,700,000	15,401
Japanese yen	Floating	2002-2032	1,400,000	12,684	1,400,000	12,684
Japanese yen	Floating	2002-2032	2,000,000	18,119	2,000,000	18,119
Japanese yen	Floating	2002-2032	1,200,000	10,872	1,200,000	10,872
Japanese yen	Floating	2002-2032	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2002-2032	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2002-2032	1,100,000	9,966	1,100,000	9,966
Japanese yen	Floating	2002-2032	1,300,000	11,778	1,300,000	11,778
Japanese yen	Floating	2002-2032	1,100,000	9,966	1,100,000	9,966
Japanese yen	Floating	2002-2022	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2002-2032	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2002-2032	1,200,000	10,872	1,200,000	10,872
Japanese yen	Floating	2002-2032	2,200,000	19,931	2,200,000	19,931
Japanese yen	Floating	2002-2032	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2002-2032	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2002-2032	1,100,000	9,966	1,100,000	9,966
Japanese yen	Floating	2002-2032	2,000,000	18,119	2,000,000	18,119
Japanese yen	Floating	2002-2032	2,000,000	18,119	2,000,000	18,119
Japanese yen	Floating	2002-2032	3,000,000	27,179	3,000,000	27,179
Japanese yen	Floating	2002-2032	1,400,000	12,684	1,400,000	12,684
Japanese yen	Floating	2002-2032	1,000,000	9,060	1,000,000	9,060
Japanese yen	3.4800	2002-2014	5,000,000	45,298	5,000,000	45,298
Japanese yen	Floating	2002-2017	1,100,000	9,966	1,100,000	9,966
Japanese yen	Floating	2002-2032	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2002-2033	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2002-2032	1,000,000	9,060	1,000,000	9,060

4

			Initial amount		Aggregate principal amount outstanding at April 30, 2004

Currency	Interest %	Issue Date/Maturity	In currency of borrowing	In equivalent of USD	In currency of borrowing	In equivalent of USD *

Japanese yen	Floating	2003-2033	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2003-2033	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2003-2033	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2003-2033	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2003-2033	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2003-2033	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2003-2033	3,000,000	27,179	3,000,000	27,179
Japanese yen	Floating	2003-2023	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2003-2033	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2003-2033	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2003-2033	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2003-2018	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2003-2033	1,050,000	9,513	1,050,000	9,513
Japanese yen	Floating	2003-2033	2,200,000	19,931	2,200,000	19,931
Japanese yen	Floating	2003-2033	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2003-2033	2,000,000	18,119	2,000,000	18,119
Japanese yen	Floating	2003-2033	1,200,000	10,872	1,200,000	10,872
Japanese yen	Floating	2003-2033	1,300,000	11,778	1,300,000	11,778
Japanese yen	Floating	2003-2033	2,000,000	18,119	2,000,000	18,119
Japanese yen	Floating	2003-2033	2,000,000	18,119	2,000,000	18,119
Japanese yen	Floating	2003-2033	1,100,000	9,966	1,100,000	9,966
Japanese yen	Floating	2003-2033	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2003-2028	1,100,000	9,966	1,100,000	9,966
Japanese yen	Floating	2003-2033	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2003-2033	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2003-2033	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2003-2033	1,000,000	9,060	1,000,000	9,060

5

			Initial amount		Aggregate principal amount outstanding at April 30, 2004

Currency	Interest %	Issue Date/Maturity	In currency of borrowing	In equivalent of USD	In currency of borrowing	In equivalent of USD *

Japanese yen	Floating	2003-2033	1,300,000	11,778	1,300,000	11,778
Japanese yen	Floating	2003-2023	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2003-2033	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2003-2033	1,000,000	9,060	1,000,000	9,060
apanese yen	Floating	2003-2033	1,000,000	9,060	1,000,000	9,060
Japanese yen	Floating	2003-2033	1,700,000	15,401	1,700,000	15,401
Japanese yen	Floating	2003-2033	1,300,000	11,778	1,300,000	11,778
Japanese yen	Floating	2003-2033	1,000,000	9,060	1,000,000	9,060

EUR	4.1250	1999-2011	250,000	298,675	250,000	298,675
EUR	Floating	1999-2009	10,000	11,947	10,000	11,947
EUR	0.0000	1999-2004	39,000	46,593	39,000	46,593
EUR	0.0000	1999-2004	10,003	11,951	10,003	11,951
EUR	3.3600	2001-2005	20,000	23,894	17,182	20,527
EUR	9.6700	1996-2021	60,101	71,803	60,101	71,803
EUR	10.1200	1996-2006	60,101	71,803	31,205	37,281
EUR	7.7000	1996-2006	84,142	100,524	84,142	100,524
EUR	7.1000	1998-2009	77,469	92,552	55,873	66,751
EUR	Floating	1997-2007	12,470	14,898	3,177	3,796
EUR	Floating	1997-2007	12,470	14,898	5,671	6,775
EUR	Floating	1997-2007	12,470	14,898	4,798	5,732
EUR	Floating	1997-2007	12,470	14,898	4,798	5,732
EUR	6.2500	1996-2004	49,579	59,232	49,579	59,232
EUR	5.5000	1997-2005	49,579	59,232	49,579	59,232
EUR	Floating	1997-2007	48,021	57,371	2,287	2,732
EUR	Floating	1998-2008	91,469	109,278	91,469	109,278
EUR	4.2000	2002-2007	100,000	119,470	76,000	90,797
EUR	4.2900	2002-2006	5,000	5,974	5,000	5,974
EUR	3.9500	2002-2006	50,000	59,735	12,000	14,336
EUR	3.3900	2002-2007	10,000	11,947	10,000	11,947
EUR	0.5000	2003-2013	14,000	16,726	14,000	16,726
EUR	Floating	2003-2008	50,000	59,735	35,000	41,815
EUR	5.0000	2004-2009	10,000	11,947	10,000	11,947
EUR	5.0000	2004-2009	10,000	11,947	10,000	11,947

Pounds sterling	5.7500	1998-2008	200,000	354,668	283,613	502,943
Pounds sterling	6.0000	1999-2004	200,000	354,668	410,000	727,070

6

			Initial amount		Aggregate principal amount outstanding at April 30, 2004

Currency	Interest %	Issue Date/Maturity	In currency of borrowing	In equivalent of USD	In currency of borrowing	In equivalent of USD *

Pounds sterling	5.2500	1999-2019	150,000	266,001	210,000	372,402
Pounds sterling	5.7500	1999-2014	100,000	177,334	127,500	226,101
Pounds sterling	Floating	2000-2024	100,000	177,334	120,000	212,801
Pounds sterling	Floating	2000-2020	80,000	141,867	100,000	177,334
Pounds sterling	5.2000	2001-2032	150,000	266,001	143,000	253,588
Pounds sterling	Floating	2001-2016	162,350	287,902	241,098	427,549	**
Pounds sterling	3.4000	2003-2007	21,000	37,240	21,000	37,240
Pounds sterling	4.8000	2004-2009	50,000	88,667	50,000	88,667

Swedish kronor	7.0000	1990-2007	400,000	52,237	400,000	52,237
Swedish kronor	5.2000	1998-2008	500,000	65,296	500,000	65,296
Swedish kronor	5.1500	1998-2007	500,000	65,296	500,000	65,296
Swedish kronor	4.7500	1998-2007	500,000	65,296	500,000	65,296
Swedish kronor	4.9000	1998-2007	100,000	13,059	100,000	13,059
Swedish kronor	5.2500	2001-2006	3,000,000	391,778	3,400,000	444,015
Swedish kronor	0.0000	2003-2008	50,000	6,530	50,000	6,530

Norwegian kroner	7.1000	1996-2006	500,000	72,661	500,000	72,661
Norwegian kroner	5.5000	1998-2005	425,000	61,762	425,000	61,762
Norwegian kroner	5.5000	1999-2005	175,000	25,431	175,000	25,431
Norwegian kroner	6.0000	2001-2006	400,000	58,129	400,000	58,129
Norwegian kroner	6.2500	2002-2007	400,000	58,129	400,000	58,129
Norwegian kroner	6.1250	2003-2007	500,000	72,661	500,000	72,661

Danish kroner	10.2500	1997-2004	400,000	64,221	400,000	64,221
Danish kroner	5.5000	1998-2008	750,000	120,414	750,000	120,414

7

			Initial amount		Aggregate principal amount outstanding at April 30, 2004

Currency	Interest %	Issue Date/Maturity	In currency of borrowing	In equivalent of USD	In currency of borrowing	In equivalent of USD *

Australian dollars	4.8000	2002-2005	40,000	28,828	40,000	28,828
Australian dollars	5.7400	2002-2006	134,000	96,573	91,800	66,160
Australian dollars	0.5000	2002-2009	20,000	14,414	20,000	14,414
Australian dollars	4.9600	2002-2007	45,000	32,431	45,000	32,431
Australian dollars	4.7000	2002-2005	25,000	18,017	25,000	18,017
Australian dollars	4.1820	2003-2007	20,000	14,414	20,000	14,414
Australian dollars	4.6800	2003-2008	512,000	368,996	512,000	368,996
Australian dollars	4.3200	2003-2008	52,000	37,476	52,000	37,476
Australian dollars	4.5300	2003-2009	58,000	41,800	58,000	41,800
Australian dollars	5.3500	2004-2007	220,000	158,553	220,000	158,553

Canadian dollars	3.5000	2002-2004	50,000	36,461	50,000	36,461
Canadian dollars	3.9500	2003-2010	60,000	43,754	60,000	43,754
Canadian dollars	4.5000	2004-2014	100,000	72,923	100,000	72,923

Swiss francs	6.1250	1986-	200,000	154,045	19,785	15,239

Hong Kong dollar	10.5000	1998-2008	50,000	6,411	50,000	6,411
Hong Kong dollar	0.0000	1998-2008	38,587	4,947	62,736	8,043	**
Hong Kong dollar	7.7800	2000-2007	150,000	19,232	150,000	19,232
Hong Kong dollar	7.7900	2000-2005	500,000	64,105	500,000	64,105
Hong Kong dollar	7.8500	2000-2005	500,000	64,105	500,000	64,105
Hong Kong dollar	7.7500	2000-2007	100,000	12,821	100,000	12,821
Hong Kong dollar	6.9800	2000-2005	500,000	64,105	500,000	64,105
Hong Kong dollar	6.6300	2000-2005	100,000	12,821	100,000	12,821
Hong Kong dollar	6.1200	2001-2008	150,000	19,232	150,000	19,232
Hong Kong dollar	5.7000	2001-2006	130,000	16,667	130,000	16,667

8

			Initial amount		Aggregate principal amount outstanding at April 30, 2004

Currency	Interest %	Issue Date/Maturity	In currency of borrowing	In equivalent of USD	In currency of borrowing	In equivalent of USD *

Hong Kong dollar	6.0300	2001-2008	100,000	12,821	100,000	12,821
Hong Kong dollar	5.2500	2002-2007	1,000,000	128,210	1,000,000	128,210
Hong Kong dollar	5.0000	2002-2012	300,000	38,463	300,000	38,463
Hong Kong dollar	4.9300	2003-2013	100,000	12,821	100,000	12,821
Hong Kong dollar	5.3000	2003-2016	130,000	16,667	130,000	16,667
Hong Kong dollar	5.6300	2003-2017	376,000	48,207	376,000	48,207
Hong Kong dollar	3.1500	2004-2009	400,000	51,284	400,000	51,284
Hong Kong dollar	0.0000	2004-2017	108,070	13,856	108,070	13,856	**

South African rand	0.0000	1997-2027	52,000	7,586	90,207	13,160	**
South African rand	0.0000	1998-2010	108,000	15,755	214,367	31,273	**
South African rand	13.5000	2000-2010	100,000	14,588	100,000	14,588
South African rand	12.5000	2000-2005	100,000	14,588	100,000	14,588
South African rand	11.0000	2001-2006	100,000	14,588	100,000	14,588
South African rand	12.0000	2002-2007	150,000	21,883	80,000	11,671

New Taiwan dollars	3.5500	2001-2004	5,000,000	150,523	5,000,000	150,523
New Taiwan dollars	3.6500	2001-2006	3,500,000	105,366	3,500,000	105,366
New Taiwan dollars	2.6000	2002-2005	1,000,000	30,105	1,000,000	30,105
New Taiwan dollars	2.8000	2002-2006	500,000	15,052	500,000	15,052
New Taiwan dollars	2.8200	2002-2006	700,000	21,073	700,000	21,073

9

			Initial amount		Aggregate principal amount outstanding at April 30, 2004

Currency	Interest %	Issue Date/Maturity	In currency of borrowing	In equivalent of USD	In currency of borrowing	In equivalent of USD *

New Taiwan dollars	2.9000	2002-2007	500,000	15,052	500,000	15,052
New Taiwan dollars	2.9100	2002-2007	500,000	15,052	500,000	15,052
New Taiwan dollars	2.9400	2002-2008	800,000	24,084	800,000	24,084
New Taiwan dollars	3.0000	2002-2008	1,000,000	30,105	1,000,000	30,105
New Taiwan dollars	2.81-3.41	2003-2010	4,000,000	120,419	4,000,000	120,419
New Taiwan dollars	2.2100	2003-2010	3,000,000	90,314	3,000,000	90,314
New Taiwan dollars	2.8200	2003-2008	2,000,000	60,209	2,000,000	60,209
New Taiwan dollars	3.3200	2003-2010	2,000,000	60,209	2,000,000	60,209

Polish zloty	5.5000	2002-2022	100,000	24,834	100,000	24,834
Polish zloty	5.0000	2003-2013	70,000	17,384	70,000	17,384

Estonian kroon	7.5000	1999-2004	50,000	3,818	50,000	3,818

Singapore dollars	4.7500	1999-2009	150,000	88,096	150,000	88,096

Slovakian koruna	8.4000	2000-2007	1,000,000	29,532	1,000,000	29,532

Icelandic kronur	4.7500	2002-2017	3,000,000	40,654	2,896,682	39,254	**

New Zealand dollars	6.0000	2003-2008	100,000	62,377	100,000	62,377
New Zealand dollars	4.4500	2003-2006	73,000	45,535	73,000	45,535

Latvian lats	4.2500	2003-2007	5,000	9,159	5,000	9,159

TOTAL					USD	16,276,927

10

* Convenience translations into US dollars have been made at the following exchange rates:
1 US dollar = 110.37917 Japanese yen; 0.83703 EUR; 0.563907 Pounds sterling;
7.65740 Swedish kronor; 6.88123 Norwegian kroner; 6.22851 Danish kroner;
1.38755 Australian dollars; 1.37131 Canadian dollars; 1.298318 Swiss francs;
7.7997 Hong Kong dollars; 6.85478 South African rand;
33.21742 New Taiwan dollars; 4.02678 Polish zloty; 13.09668 Estonian kroon;
1.702687 Singapore dollars; 33.86206 Slovakian koruna; 73.79258 Icelandic kronur;
1.60316 New Zealand dollars and 0.54591 Latvian lats.

** The amount stated as outstanding at April 30, 2004 includes accrued amortization on zero coupon obligations and obligations issued at a deep discount with redemption prices substantially above par.

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EXHIBIT VI

STADGAR FÖR NORDISKA INVESTERINGSBANKEN

Stadgarna för Nordiska Investeringsbanken har, med giltighet fr.o.m. den 1 juli 2004 enligt beslut av Nordiska ministerrådet den 27 oktober 2003, reviderats enligt följande:

§6 mom. 3

Banken kan ge projektinvesteringslån och ställa garantier för projektinvesteringslån (projektinvesteringsgarantier) enligt §6A, upp till ett sammanlagt belopp motsvarande 4.000 miljoner euro.

STATUTES OF THE NORDIC INVESTMENT BANK

The Statutes of the Nordic Investment Bank have been amended as of 1 July, 2004, according to the decision by the Nordic Council of Ministers of 27 October, 2003, as follows:

Section 6 Subsection 3

The Bank may make project investment loans and issue guarantees for project investment loans (project investment guarantees) as described in Section 6A, up to a total amount equivalent to EUR 4,000 million.

1